Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

WOORI BANK

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean on March 19, 2019

To the Shareholders and the Board of Directors of Woori Bank

Report on the Audited Consolidated Financial Statements

Our Opinion

We have audited the accompanying consolidated financial statements of Woori Bank and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of December 31, 2018 and December 31, 2017, respectively, and the consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows, for the years then ended, and a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and December 31, 2017, respectively, and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Audit Opinion

We conducted our audits in accordance with the Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements, including those related to independence, that are relevant to our audit of the consolidated financial statements in the Republic of Korea as required by prevailing audit regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our audit opinion thereon, and we do not provide a separate opinion on these matters.

Allowance for credit loss in accordance with K-IFRS 1109 ‘Financial Instruments’

Key audit matter description

As a result of the adoption of K-IFRS 1109 in the current year, the Group estimates and records an allowance for loans based on expected credit losses, as opposed to the previous method based on incurred credit losses under K-IFRS 1039 as described in notes 2, 3, 4 and 10. In order to estimate expected credit losses, the Group segregated its portfolio in retail, corporate and credit card loans. With the exception of a portion of the corporate loan book comprised of individually significant loans (amortized cost of KRW 875,791 million), the Group measures all portfolios (amortized cost of KRW 261,722,202 million) based on a collective assessment methodology. Both the collective and individual impairment methodologies in the amounts of KRW 1,402,408 million and KRW 375,668 million, respectively, must consider historical losses adjusted for forward looking information and include multiple scenarios for macroeconomic factors. The allowance for certain loans is measured, at least in part, based on the valuation of collaterals which must take into account an expectation of when and for how much the collateral will be sold.

There was a significant amount of judgment required by management when determining the appropriateness of the forward looking and macroeconomic information used in the calculation of the expected losses in its loan portfolio.

Given the level of subjectivity and judgment, auditing the estimated allowance for loan losses involved especially complex and subjective judgment.

How the scope of our audit responded to the key audit matter

Our audit procedures related to the assumptions and unobservable inputs used by management for the estimate of impaired loans including the following:

•	We tested the design and effectiveness of controls over the appropriateness of the cash-flows estimated to be collected in individually significant loans, including the estimates of collateral values.

•

We tested the design and effectiveness of the controls over the appropriateness of the models used to determine the calculation of the allowance for loan losses for collectively assessed loans and most importantly the determination of the relevant model and assumptions to incorporate forward looking and macro-economic information

•

We used our credit specialists to assist us in challenging the reasonableness of the methodologies and inputs used in the calculation of the allowance for loan losses for collectively assessed loans, most importantly in determining the appropriateness of forward looking and macro-economic scenarios used by management

•	We reperformed the calculation of the collective allowance taking into account forward looking and macroeconomic information determined to be appropriate in consultation with our credit specialists.

•	We selected samples of loans subject to individual assessments and performed the following:

✓	Independently estimated future operating cash flows from borrowers with significant loans outstanding to determine the available cash flows to repay the loans.

✓	With assistance of our appraisal specialists, evaluated the reasonableness of cash flow estimates based on the future sale of collateral.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management of the Group is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The audit committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We are solely responsible for our audit opinion.

We communicate with the audit committee of the Group regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee of the Group with a statement that we have complied with relevant ethical requirements, including those related to independence, and to communicate with them all matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

March 19, 2019

Notice to Readers

This report is effective as of March 19, 2019 the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditors’ report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017

The accompanying consolidated financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul
(Phone Number)	02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018 (*)	December 31, 2017 (*)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,712,623	6,908,286
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12 and 26)	6,126,183	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18 and 26)	—	5,843,077
Financial assets at financial assets at fair value through other comprehensive income(“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	18,063,423	—
Available-for-sale (“AFS”) financial assets (Notes 4,8,11,12 and 18)	—	15,352,950
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	22,932,559	—
Held to maturity (“HTM”) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,749,296
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	282,448,315	—
Loans and receivables (Notes 4,10,11,12,18 and 45)	—	267,106,204
Investments in joint ventures and associates (Note 13)	361,427	417,051
Investment properties (Note 14)	378,069	371,301
Premises and equipment (Notes 15 and 18)	2,441,141	2,477,545
Intangible assets and goodwill (Note 16)	587,255	518,599
Assets held for distribution (sale) (Note 17)	93,502	48,624
Current tax assets (Note 42)	20,488	4,722
Deferred tax assets (Note 42)	49,863	280,130
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	35,503	59,272
Other assets (Notes 19 and 45)	196,832	158,404

Total assets	340,447,183	316,295,461

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Notes 4, 11, 12, 20 and 26)	2,282,686	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20 and 26)	—	3,427,909
Deposits due to customers (Notes 4,11,21 and 45)	248,690,939	234,695,084
Borrowings (Notes 4, 11, 12 and 22)	16,202,986	14,784,706
Debentures (Notes 4, 11 and 22)	28,725,862	27,869,651
Provisions (Notes 23, 44 and 45)	389,862	410,470
Net defined benefit liability (Note 24)	138,682	43,264
Liabilities of a disposal group classified as held for distribution (Note 17)	72,660	—
Current tax liabilities (Note 42)	156,559	232,600
Deferred tax liabilities (Note 42)	18,156	22,681
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	51,408	67,754
Other financial liabilities (Notes 4,11,12, 25 and 45)	21,426,064	13,892,461
Other liabilities (Notes 25 and 45)	338,275	283,981

Total liabilities	318,494,139	295,730,561

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017  (CONTINUED)

	December 31, 2018 (*)	December 31, 2017 (*)
	(Korean Won in millions)
EQUITY
Owners’ equity:	21,739,931	20,365,892
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,161,963	3,017,888
Capital surplus (Note 28)	285,889	285,880
Other equity (Note 30)	(2,213,970)	(1,939,274)
Retained earnings and other reserves (Notes 31 and 32)
(Regulatory reserve for credit loss as of December 31, 2018 and 2017 is 2,578,457 million Won and 2,438,191 million Won, respectively
Regulatory reserve for credit loss to be reversed (reserved) as of December 31, 2018 and 2017 is 222,211 million Won and (-)140,266 million Won, respectively
Planned provision reversed (reserved) of regulatory reserve for credit loss as of December 31, 2018 and 2017 is 222,211 million Won and (-)140,266 million Won, respectively	17,124,657	15,620,006
Non-controlling interests	213,113	199,008

Total equity	21,953,044	20,564,900

Total liabilities and equity	340,447,183	316,295,461

(*)

The consolidated statements of financial position as of December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of financial position as of December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean Won in millions, except for per share data)
Interest income	9,684,499	8,550,687
Financial assets at FVTPL (K-IFRS 1109)	54,243	—
Financial assets at FVTOCI	280,371	—
Financial assets at amortized cost	9,349,885	—
Financial assets at FVTPL (K-IFRS 1039)	—	53,348
AFS financial assets	—	239,030
HTM financial assets	—	307,965
Loans and receivables	—	7,950,344
Interest expense	(4,033,548)	(3,330,037)

Net interest income (Notes 11, 34 and 45)	5,650,951	5,220,650

Fees and commissions income	1,680,764	2,069,198
Fees and commissions expense	(610,790)	(998,732)

Net fees and commissions income (Notes 11, 35 and 45)	1,069,974	1,070,466

Dividend income (Notes 36 and 45)	90,552	124,992
Net gain on financial instruments at FVTPL (K-IFRS 1109) (Notes 11, 37 and 45)	214,443	—
Net loss on financial instruments at FVTPL (K-IFRS 1039) (Notes 11, 37 and 45)	—	(104,827)
Net gain on financial assets at FVTOCI (Notes 11 and 38)	2,047	—
Net gain on AFS financial assets (Notes 11 and 38)	—	192,708
Net gain on disposals of financial assets at amortized cost (Note 11)	79,532	—
Net gain on disposals of securities at amortized cost	431	—
Net gain on disposals of loans and other financial assets at amortized cost	79,101	—
Impairment losses due to credit loss (Notes 11, 39 and 45)	(329,574)	(785,133)

General and administrative expenses (Notes 40 and 45)	(3,624,033)	(3,530,801)
Other net operating expenses (Notes 40 and 45)	(394,591)	(31,313)
Operating income	2,759,301	2,156,742
Share of gain (loss) on subsidiaries and associates (Note 13)	3,019	(101,514)
Net other non-operating income(expense)	42,552	(105,722)

Non-operating income (expense) (Note 41)	45,571	(207,236)
Net income before income tax expense	2,804,872	1,949,506

Income tax expense (Note 42)	(753,223)	(419,418)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017  (CONTINUED)

	2018(*)	2017(*)
	(Korean Won in millions, except for per share data)
Net income
(Net income after the provision for regulatory reserve for credit loss for the years ended December 31, 2018 and 2017, is 2,010,774 million won and 1,389,822 million won, respectively) (Note 32)	2,051,649	1,530,088

Net loss on valuation of equity securities at FVTOCI	(30,855)	—
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	100	—
Items out of share of other comprehensive gain of joint ventures and associates that will not be reclassified to profit or loss	—	(2,993)
Remeasurement gain (loss) related to defined benefit plan	(71,432)	10,497
Other comprehensive income related to assets held for distribution	(13,197)	—

Items that will not be reclassified to profit or loss	(115,384)	7,504
Net gain on valuation of debt securities at FVTOCI	33,360	—
Net loss on valuation of AFS financial assets	—	(84,498)
Share of other comprehensive gain of joint ventures and associates	2,958	3,605
Net loss on foreign currency translation of foreign operations	(4,379)	(208,329)
Net gain (loss) on valuation of cash flow hedge	(4,646)	777
Other comprehensive income related to assets held for sale	(4,145)	4,145

Items that may be reclassified to profit or loss	23,148	(284,300)

Other comprehensive loss, net of tax	(92,236)	(276,796)

Total comprehensive income	1,959,413	1,253,292

Net income attributable to:
Net income attributable to shareholders	2,033,182	1,512,148
Net income attributable to non-controlling interests	18,467	17,940

Total comprehensive income attributable to:
Comprehensive income attributable to shareholders	1,943,885	1,249,057
Comprehensive income attributable to non-controlling interests	15,528	4,235

Net income per share (Note 43)

Basic and diluted earnings per share (In Korean Won)	2,796	1,999

(*)

The consolidated statements of comprehensive income for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of comprehensive income for the year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2018 AND 2017

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings and other reserves	Owners’ equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,512,148	1,512,148	17,940	1,530,088
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(1,554)	(338,190)
Capital increase of subsidiaries	—	—	(451)	—	—	(451)	36,534	36,083
Net gain (loss) on valuation of available-for-sale financial assets	—	—	—	(85,051)	—	(85,051)	553	(84,498)
Changes in equity of joint ventures and associates	—	—	—	612	—	612	—	612
Loss on foreign currency translation of foreign operations	—	—	—	(194,347)	—	(194,347)	(13,982)	(208,329)
Gain on valuation of cash flow hedge	—	—	—	777	—	777	—	777
Remeasurement gain (loss) related to defined benefit plan	—	—	—	10,773	—	10,773	(276)	10,497
Other comprehensive income related to assets held for sale	—	—	—	4,145	—	4,145	—	4,145
Dividends to hybrid securities	—	—	—	—	(167,072)	(167,072)	—	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

December 31, 2017 (*)	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900

January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(392,176)	177,091	(215,085)	723	(214,362)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538

Net income	—	—	—	—	2,033,182	2,033,182	18,467	2,051,649
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,128)	(338,764)
Capital decrease of subsidiaries	—	—	9	—	—	9	(18)	(9)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—	—	—
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	2,733	—	2,733	(228)	2,505
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	(1,009)	1,009	—	—	—
Share of other comprehensive gain of joint ventures and associates	—	—	—	2,958	(10,647)	(7,689)	—	(7,689)
Loss on foreign currency translation of foreign operations	—	—	—	(1,929)	—	(1,929)	(2,450)	(4,379)
Loss on valuation of cash flow hedge	—	—	—	(4,646)	—	(4,646)	—	(4,646)
Remeasurement loss related to defined benefit plan	—	—	—	(71,171)	—	(71,171)	(261)	(71,432)
Other comprehensive income related to assets held for distribution (sale)	—	—	—	(17,342)	—	(17,342)	—	(17,342)
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)	—	(151,194)
Issuance of hybrid securities	—	398,707	—	—	—	398,707	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—

December 31, 2018 (*)	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044

(*)

The consolidated statements of changes in equity for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of changes in equity for the year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018 (*)	2017 (*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,051,649	1,530,088
Adjustments to net income:
Income tax expense	753,223	419,418
Interest income	(9,684,499)	(8,550,687)
Interest expense	4,033,548	3,330,037
Dividend income	(90,552)	(124,992)

	(4,988,280)	(4,926,224)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	329,574	785,133
Loss on valuation of financial instruments at FVTPL	—	15,267
Loss on financial assets at FVTOCI	1,053	—
Share of losses of investments in joint ventures and associates	22,772	185,020
Loss on disposal of investments in joint ventures and associates	2,931	38,713
Loss on transaction and valuation of derivatives (Designated for hedging)	36,483	109,569
Loss on hedged items (fair value hedge)	17,299	—
Loss on provision	28,350	107,028
Retirement benefits	142,712	142,902
Depreciation and amortization	272,550	235,795
Loss on disposal of premises and equipment, intangible assets and other assets	1,160	9,994
Impairment loss on premises and equipment, intangible assets and other assets	87	390

	854,971	1,629,811

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL (K-IFRS 1109)	215,711	—
Gain on redemption of debentures	1,597	—
Gain on financial assets at FVTOCI	3,100	—
Gain on AFS financial assets	—	192,708
Gain on disposal of securities at amortized cost	431	—
Share of gains of investments in joint ventures and associates	25,791	83,506
Gain on disposal of investments in joint ventures and associates	50,511	39,932
Gain on transaction and valuation of derivatives (Designated for hedging)	35,810	122
Gain on hedged items (fair value hedge)	42,797	53,532
Reversal on provisions	2,014	2,567
Gain on disposal of premises and equipment, intangible assets and other assets	30,278	5,028
Reversal of impairment loss on premises and equipment, intangible assets and other assets	761	666

	408,801	378,061

Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	670,872	—
Financial instruments at FVTPL (K-IFRS 1039)	—	(583,068)
Loans and other financial assets at amortized cost	(15,754,102)	—
Loans and receivables	—	(9,647,563)
Other assets	32,328	35,953
Deposits due to customers	13,995,747	13,634,873
Provisions	(11,920)	(122,711)
Net defined benefit liability	(135,313)	(46,789)
Other financial liabilities	7,411,753	(7,966,786)
Other liabilities	89,399	(27,550)

	6,298,764	(4,723,641)

Cash received from operating activities:
Interest income received	9,617,307	8,570,715
Interest expense paid	(3,847,411)	(3,404,608)
Dividends received	90,651	127,343
Income tax paid	(544,058)	(404,428)

	5,316,489	4,889,022

Net cash provided by (used in) operating activities	9,124,792	(1,979,005)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017  (CONTINUED)

	2018 (*)	2017 (*)
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL (K-IFRS 1109)	11,919,335	—
Disposal of financial assets at FVTOCI	9,146,307	—
Disposal of AFS financial assets	—	24,912,752
Redemption of securities at amortized cost	9,426,757	—
Redemption of HTM financial assets	—	8,587,092
Disposal of investments in joint ventures and associates	51,435	70,180
Disposal of subsidiaries	—	203
Disposal of investment properties	3,512	418
Disposal of premises and equipment	5,545	7,428
Disposal of intangible assets	9,199	1,188
Disposal of assets held for distribution (sale)	80,347	24,808

	30,642,437	33,604,069

Cash out-flows from investing activities:
Net cash in-flows of business combination	134,967	—
Acquisition of financial assets at FVTPL (K-IFRS 1109)	12,322,160	—
Acquisition of financial assets at FVTOCI	13,275,429	—
Acquisition of AFS financial assets	—	19,674,346
Acquisition of securities at amortized cost	15,622,847	—
Acquisition of HTM financial assets	—	11,521,065
Acquisition of investments in joint ventures and associates	48,272	143,161
Acquisition of investment properties	15,195	9,872
Acquisition of premises and equipment	118,668	162,245
Acquisition of intangible assets	176,067	195,929
Cash out-flow related to derivatives designated for hedging	—	13,742

	41,713,605	31,720,360

Net cash provided by (used in) investing activities	(11,071,168)	1,883,709

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	9,606,126	9,057,999
Issuance of debentures	21,505,849	18,438,221
Issuance of hybrid securities	398,707	559,565
Capital increase of subsidiaries	—	35,841

	31,510,682	28,091,626

Cash out-flows from financing activities:
Repayment of borrowings	8,349,005	12,692,883
Repayment of debentures	20,903,518	13,620,520
Payment of dividends to common stocks	336,636	336,636
Dividends paid on hybrid securities	147,625	177,730
Redemption of hybrid securities	255,000	1,323,400
Dividends paid on non-controlling interests	2,128	1,554

	29,993,912	28,152,723

Net cash provided by (used in) financing activities	1,516,770	(61,097)

Net decrease in cash and cash equivalents	(429,606)	(156,393)

Cash and cash equivalents, beginning of the period	6,908,286	7,591,324

Effects of exchange rate changes on cash and cash equivalents	233,943	(526,645)

Cash and cash equivalents, end of the period (Note 6)	6,712,623	6,908,286

(*)

The consolidated statements of cash flows for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of cash flows for the year ended December 31, 2017 was not retrospectively restated to apply K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act (hereinafter referred to as the “Capital Market Act”)..

Previously, Woori Finance Holdings Co., Ltd. (established on March 27, 2001 in accordance with Financial Holding Companies Act), the former holding company of Woori Financial Group, held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, the paid-in capital of the Bank as of December 31, 2018 is capital stock amounting to 3,381,392 million Korean Won. Meanwhile, during the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the year ended December 31, 2017, KDIC sold additional 33 million shares. As a result, KDIC holds 125 million shares (18.43% ownership interest) of the Bank as of December 31, 2018 and 2017, and is the majority shareholder of the Bank.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common stock on the Korea Exchange through public offering. In addition, on September 29, 2003, Woori Finance Holdings Co., Ltd. registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 877 branches and offices in Korea, and 23 branches and offices overseas as of December 31, 2018.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2018)
Subsidiaries	Main business	December 31, 2018	December 31, 2017
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	59.8	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori America Bank	Finance	100.0	100.0	U.S.A.	December 31
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	”	100.0	100.0	China	December 31
AO Woori Bank	”	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	”	79.9	79.9	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	”	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	December 31
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	December 31
Woori Finance Cambodia PLC.	”	100.0	100.0	Cambodia	December 31
Woori Finance Myanmar Co., Ltd.	”	100.0	100.0	Myanmar	December 31
Wealth Development Bank	”	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	December 31
WB Finance Co., Ltd.(*5)	”	100.0	—	Cambodia	December 31
Woori Bank Europe(*5)	”	100.0	—	Germany	December 31
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	December 31
Consus Eighth Co., LLC (*4)	”	—	0.0	Korea	—
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	December 31
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	December 31
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
Electric Cable First Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
Woori HJ First Co., Ltd. (*4)	”	—	0.0	Korea	—
Woori WEBST 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
HNLD 1st Inc. (*4)	”	—	0.0	Korea	—
Uri QS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
Uri Display 1st Co., Ltd.(*1)	”	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd.(*1)	”	0.0	0.0	Korea	December 31
Woori Serveone 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	December 31
Uri Display 2nd Co.,Ltd. (*1)	”	0.0	—	Korea	December 31
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*1)	”	0.0	—	Korea	December 31
Woori Dream 1st Co., Ltd. (*1)	”	0.0	—	Korea	December 31
Woori Dream 2nd Co., Ltd. (*1)	”	0.0	—	Korea	December 31
Woori H 1st Co., Ltd.(*1)	”	0.0	—	Korea	December 31
Woori HS 1st Co., Ltd. (*1)	”	0.0	—	Korea	December 31
Woori HS 2nd Co., Ltd.(*1)	”	0.0	—	Korea	December 31
Woori Sinnonhyeon 1st Inc. (*1)	”	0.0	—	Korea	December 31
Woori K 1st Co.,Ltd. (*1)	”	0.0	—	Korea	December 31
Uri S 1st Co.,Ltd. (*1)	”	0.0	—	Korea	December 31
Smart Casting Inc. (*1)	”	0.0	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2018)
Subsidiaries	Main business	December 31, 2018	December 31, 2017
G5 Pro Short-term Bond Investment Fund 13 (*2)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*2)	”	98.5	—	Korea	December 31
HeungkukWoori Tech Company Private Placement Investment Trust No. 1 (*2)	”	98.0	98.0	Korea	December 31
AI Partners Water Supply Private Placement Investment Trust No.2 (*2)	”	97.3	—	England	December 31
Consus Sakhalin Real Estate Investment Trust 1st(*2)	”	75.0	75.0	Korea	December 31
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	December 31
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	December 31
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	December 31
Seari First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	December 31
Seari Second Securitization Specialty Co., Ltd. (*1)	”	5.0	—	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*1)	”	5.0	—	Korea	December 31
Woori Card Co., Ltd.:
TUTU Finance-WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*1)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	December 31
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*1)	”	0.5	—	Korea	December 31

(*1)

The entity is a structured entity for the purpose of asset securitization and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*2)

The entity is a structured entity for the purpose of investment in securities and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)	The entity was removed from the list of subsidiaries as the control over the entity was lost during the current period.
(*5)	The entity was included in the list of subsidiaries as the Bank acquired more than 50% of the ownership interest.

(3)	The Group has not consolidated the following entities as of December 31, 2018 and 2017 despite having more than 50% ownership interest:

	As of December 31, 2018
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Securities Investment	65.8
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities Investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
KB Nongso Sewage Treatment Equipment Private Special Asset (*)	Korea	Securities Investment	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.2
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund No. 1 (*)	Korea	Securities Investment	52.4

	As of December 31, 2017
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities Investment	90.1
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	96,260	63,412	271,651	2,840	269
Woori Private Equity Asset Management Co., Ltd.	38,820	1,439	1,713	(2,794)	(2,843)
Woori Finance Research Institute Co., Ltd.	3,891	560	4,708	7	(109)
Woori Card Co., Ltd.	9,987,057	8,305,093	1,371,301	114,767	106,517
Woori Investment Bank Co., Ltd.	2,682,660	2,367,418	205,446	25,552	25,533
Woori Credit Information Co., Ltd.	34,921	6,386	36,883	1,657	1,411
Woori America Bank	2,182,454	1,878,117	90,975	20,510	32,335
Woori Global Markets Asia Limited	517,627	396,216	18,748	5,144	9,647
Woori Bank China Limited	5,470,927	4,953,813	366,973	21,879	19,194
AO Woori Bank	305,521	256,260	19,433	5,163	(3,234)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,355,975	1,853,768	192,719	40,385	27,109
Banco Woori Bank do Brasil S.A.	179,130	149,146	13,971	1,262	(2,326)
Korea BTL Infrastructure Fund	777,437	299	29,760	26,057	26,057
Woori Fund Service Co., Ltd.	14,448	1,440	10,052	1,597	1,597
Woori Finance Cambodia PLC.	93,239	71,133	11,038	2,826	3,676
Woori Finance Myanmar Co., Ltd.	19,340	6,886	4,496	640	(1,256)
Wealth Development Bank	218,134	184,344	13,668	80	(451)
Woori Bank Vietnam Limited	954,580	720,554	48,716	10,710	13,618
WB Finance Co., Ltd.	268,794	225,655	24,310	2,421	2,329

	As of and for the year ended December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank Europe	58,399	311	5	(5,959)	(5,974)
Money trust under the FISCM Act	1,582,765	1,552,594	54,860	259	259
Structured entity for the securitization of financial assets	1,369,745	1,786,869	53,578	4,990	(5,681)
Structured entity for the investments in securities	63,676	142	1,826	(1,299)	(3,009)

	As of and for the year ended December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	103,932	71,386	252,460	1,940	(2,963)
Woori Private Equity Asset Management Co., Ltd.	42,894	2,670	7,257	(4,114)	(4,074)
Woori Finance Research Institute Co., Ltd.	3,790	350	4,733	83	64
Woori Card Co., Ltd.	8,605,993	6,973,705	1,771,157	101,214	107,321
Woori Investment Bank Co., Ltd.	1,880,157	1,588,610	183,376	20,023	20,210
Woori Credit Information Co., Ltd.	33,298	6,175	31,580	861	752
Woori America Bank	1,954,301	1,679,248	81,337	11,869	(16,833)
Woori Global Markets Asia Limited	290,226	178,343	11,345	1,922	(12,544)
Woori Bank China Limited	4,960,637	4,458,683	388,913	13,809	(15,252)
AO Woori Bank	201,704	149,101	15,656	4,748	1,217
PT Bank Woori Saudara Indonesia 1906 Tbk	2,230,617	1,745,171	192,485	38,488	(18,689)
Banco Woori Bank do Brasil S.A.	213,889	181,544	20,455	1,843	(2,840)
Korea BTL Infrastructure Fund	786,480	301	30,240	26,390	26,390
Woori Fund Service Co., Ltd.	12,653	1,242	9,021	1,398	1,398
Woori Finance Cambodia PLC.	51,304	32,873	5,895	983	(473)
Woori Finance Myanmar Co., Ltd.	18,236	5,307	2,506	791	15
Wealth Development Bank	191,049	156,808	13,632	1,323	(1,093)
Woori Bank Vietnam Limited	775,758	632,160	29,698	2,436	(15,347)
Money trust under the FISCM Act	1,560,672	1,530,760	44,344	582	582
Structured entity for the securitization of financial assets	867,583	1,275,719	22,730	1,179	(2,800)
Structured entity for the investments in securities	34,939	76	377	(475)	(38,592)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The ownership interests on unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks from the purchase commitments of asset-backed securities or issuance of asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional fund and conditional debt acquisition commitment before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, valuation gain or loss on ownership interest, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor, and may be exposed to losses due to reduction in investment value.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	6,796,235	58,161,494	11,138,822
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,571,835	2,831,842	1,530,767
Financial assets at FVTPL	285,156	70,219	1,197,844
Financial assets at FVTOCI	281,919	48,961	—
Financial assets at amortized cost	2,003,921	2,511,055	71,150
Investments in joint ventures and associates	—	197,393	261,773
Derivative assets	839	4,214	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,260	905	—
Derivative liabilities	116	248	—
Other liabilities (including provisions)	1,144	657	—
The maximum exposure to risks	3,252,329	3,408,271	1,587,325
Investments	2,571,835	2,831,842	1,530,767
Credit facilities	680,494	576,429	56,558
Loss recognized on unconsolidated structured entities	5,764	11,609	13,868

	December 31, 2017
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	7,295,601	40,172,830	13,641,135
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,215,159	2,314,043	1,138,523
Financial assets held for trading	—	233,428	10,160
AFS financial assets	902,390	106,819	904,774
HTM financial assets	2,269,451	—	—
Loans and receivables	43,180	1,969,760	—
Investments in joint ventures and associates	—	—	223,589
Derivative assets	138	4,036	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,433	1,506	—
Derivative liabilities	575	968	—
Other liabilities (including provisions)	858	538	—
The maximum exposure to risks	4,032,531	2,918,448	1,138,523
Investments	3,215,159	2,314,043	1,138,523
Credit facilities	817,372	604,405	—
Loss recognized on unconsolidated structured entities	837	3,939	5,993

(7)

As of December 31, 2018 and 2017, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2018	December 31, 2017
Woori Investment Bank	130,088	191,111
PT Bank Woori Saudara Indonesia 1906 Tbk	68,250	64,877
Wealth Development Bank	16,557	16,778

2)	Net income or loss attributable to non-controlling interests

	For the year ended December 31, 2018	For the year ended December 31, 2017
Woori Investment Bank	10,262	8,370
PT Bank Woori Saudara Indonesia 1906 Tbk	8,126	8,882
Wealth Development Bank	39	648

3)	Dividends to non-controlling interests

	For the year ended December 31, 2018	For the year ended December 31, 2017
PT Bank Woori Saudara Indonesia 1906 Tbk	2,082	1,513

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Woori Bank and its subsidiaries (the “Group”)’s consolidated financial statements are prepared in accordance with Korean Financial Reporting Standards (“K-IFRS”)

The significant accounting policies applied in the preparation of consolidated financial statements as of and for the year ended December 31, 2018 are stated below, and the accounting policies applied are identical to ones used in the preparation of previous period’s consolidated financial statements, except for the effects of adopting new standards or interpretations as explained below.

The consolidated financial statements are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The consolidated financial statements of the Group was approved by the Board of Directors on March 6, 2019, and is planned for an approval in the annual shareholders’ meeting on March 27, 2019.

1) The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

-	Adoption of K-IFRS 1109 – Financial instruments (enacted)

The Group initially applied K-IFRS 1109 and related amendments made to other standards during the current period, with January 1, 2018 as the date of initial application. K-IFRS 1109 introduces new rules on: 1) classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets, and 3) hedge accounting. Additionally, the Group adopted consequential amendments to K-IFRS 1107 Financial Instruments: Disclosures that were applied to the disclosures for 2018.

The Group decided not to restate the prior period figures when applying the Standard for the first time, and as such the comparative consolidated financial statements are not restated.

The main contents of the new accounting standard and the effect on the consolidated financial statements of the Group are as follows.

a) Classification and measurement of financial assets

All financial assets included in the scope of K-IFRS 1109 are subsequently measured at amortized cost or fair value based on the Group’s business model for the management of financial assets and the nature of the contractual cash flows of the financial assets.

Debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods (Financial assets at amortized cost).

Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at fair value through other comprehensive income (Financial assets at fair value through other comprehensive income (“FVTOCI”)).

All other debt instruments and equity instruments are measured at their fair value at the end of subsequent accounting periods, and any change in the fair value is recognized as profit or loss (Financial assets at fair value through profit or loss (“FVTPL”)).

Notwithstanding the foregoing, the Group may make the following irrevocable choice or designation at the time of initial recognition of a financial asset.

The Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument within the scope of this standard that is neither held for trading nor is a contingent consideration recognized by an acquirer in a business combination to which K-IFRS 1103 applies.

At initial recognition, financial assets at amortized cost or FVTOCI may be irrevocably designated as financial assets at fair value through profit or loss mandatorily measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency.

As of the date of initial application of K-IFRS 1109, there are no debt instruments classified either as financial assets at amortized cost or FVTOCI that are designated as financial assets at fair value through profit or loss.

When debt instruments measured at FVTOCI are derecognized, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. On the other hand, for equity instruments designated as financial assets at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are subsequently reclassified to retained earnings. Debt instruments measured subsequently at amortized cost or at FVTOCI are subject to impairment.

The classification and measurement of financial assets and financial liabilities in accordance with K-IFRS 1109 and K-IFRS 1039 as of January 1, 2018 are as follows (Unit: Korean Won in millions):

	Classification in accordance with K-IFRS 1039	Classification in accordance with K-IFRS 1109	Amount in accordance with K-IFRS 1039	Reclassification	Remeasurement (*1)	Amount in accordance with K-IFRS 1109
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	8,870,835	—	—	8,870,835
Deposit	Financial assets at FVTPL	Financial assets at FVTPL	25,972	—	—	25,972
Debt securities	Financial assets at FVTPL	Financial assets at FVTPL(*1)	2,654,027	—	—	2,654,027
Equity securities	Financial assets at FVTPL	Financial assets at FVTPL(*1)	47,304	—	—	47,304
Derivatives assets	Financial assets at FVTPL	Financial assets at FVTPL(*1)	3,115,775	(2,137)	—	3,113,638
Equity securities	AFS financial assets	Financial assets at FVTPL(*1)	1,273,498	1,219	—	1,274,717
Equity securities	AFS financial assets	Financial assets at FVTOCI	850,207	—	—	850,207
Debt securities	AFS financial assets	Financial assets at FVTPL	46,855	—	—	46,855
Debt securities	AFS financial assets	Financial assets at FVTOCI	12,874,209	—	—	12,874,209
Debt securities	AFS financial assets	Securities at amortized cost	308,181	—	14,119	322,300
Debt securities	HTM financial assets	Securities at amortized cost	16,749,296	—	—	16,749,296
Loans	Loans and receivables	Financial assets at FVTPL (*1)	279,032	918	50	280,000
Loans	Loans and receivables	Loan and other financial assets at amortized cost	253,014,491	—	—	253,014,491
Derivatives assets (Designated for hedging)	Derivatives assets (Designated for hedging)	Derivatives assets (Designated for hedging)	59,272	—	—	59,272
Other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	6,772,088	—	—	6,772,088

Total financial assets			306,941,042	—	14,169	306,955,211

	Classification in accordance with K-IFRS 1039	Classification in accordance with K-IFRS 1109	Amount in accordance with K-IFRS 1039	Reclassification	Remeasurement (*2)	Amount in accordance with K-IFRS 1109
Deposit due to customers	Financial liabilities at FVTPL	Financial liabilities at FVTPL	25,964	—	—	25,964
Deposit due to customers	Financial liabilities at amortized cost	Financial liabilities at amortized cost	234,695,084	—	—	234,695,084
Borrowings	Financial liabilities at amortized cost	Financial liabilities at amortized cost	14,784,706	—	—	14,784,706
Debentures	Financial liabilities at FVTPL	Financial liabilities at FVTPL	91,739	—	—	91,739
Debentures	Financial liabilities at amortized cost	Financial liabilities at amortized cost	27,869,651	—	—	27,869,651
Equity-linked securities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	160,057	—	—	160,057
Derivatives liabilities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	3,150,149	—	—	3,150,149
Derivatives liabilities (Designated for hedging)	Derivatives liabilities (Designated for hedging)	Derivatives liabilities (Designated for hedging)	67,754	—	—	67,754
Other financial liabilities	Financial liabilities at amortized cost	Financial liabilities at amortized cost	13,892,461	—	—	13,892,461
Provision for financial guarantee	Provision	Financial liabilities at amortized cost	71,697	—	—	71,697

Total financial liabilities			294,809,262	—	—	294,809,262

(*1)

Under K-IFRS 1039, the embedded derivatives out of hybrid financial instruments are accounted for as derivative assets or liabilities if the criteria for separation of the embedded derivatives are met; and the host contract in those instruments are recorded as available-for-sale financial assets or loans and receivables respectively. However, since K-IFRS 1109 requires financial instruments to be accounted for based on the terms of the entire financial instrument, the hybrid financial assets are revalued and classified as financial assets at fair value through profit or loss.

(*2)	The remeasurement effect due to expected credit losses is not included (The remeasurement effect of expected credit losses is as follows: b) Impairment of financial assets).

At the date of the initial application of K-IFRS 1109, there were no financial assets or liabilities measured at FVTPL that were reclassified to FVTOCI or amortized cost category.

The financial assets at FVTPL or FVTOCI that are reclassified to the amortized cost measurement category as of the date of initial application of K-IFRS 1109, and the related valuation gain or loss and fair value of the financial assets as of December 31, 2018 had it not been reclassified, are as follows (Unit: Korean Won in millions):

Account subject	Category before the adoption of K-IFRS 1109	Amount of valuation gain/loss had it not been reclassified	Fair value
Debt securities(*)	AFS financial assets	2	257,665

(*)	Those financial assets that are removed from the books as of December 31, 2018 are not presented in the table above.

b) Impairment of financial assets

The impairment model under K-IFRS 1109 reflects expected credit losses, as opposed to incurred credit losses under K-IFRS 1039. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Group accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

The Group is required to recognize the expected credit losses for financial instruments measured at amortized cost or FVTOCI (debt instrument), and unused loan commitments and financial guarantee contracts that are subject to the impairment provisions of K-IFRS 1109. In particular, K-IFRS 1109 requires the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL) if the credit risk on that financial instrument has increased significantly since initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset. If the credit risk of a financial instruments does not increase significantly after initial recognition (excluding “purchased or originated credit-impaired loans” - for financial assets already impaired at initial recognition), the Group measures the loss allowance on the financial instruments at the amount equivalent to the expected 12-month credit loss.

Management assessed the impairment of the Group’s financial assets, lending arrangements and financial guarantees at the date of initial application by using reasonable and supportive measures that can be used without undue cost or effort in determining the credit risk of the financial instruments at initial recognition in accordance with K-IFRS 1109 and in comparing above credit risk with the credit risk at the date of initial application. As of January 1, 2018, the results of the assessment are as follows (Unit: Korean Won in millions):

	Classification in accordance with K-IFRS 1039	Classification in accordance with K-IFRS 1109	Loss allowance in accordance with K-IFRS 1039(A)	Loss allowance in accordance with K-IFRS 1109 (B)	Increases (B-A)
Deposit	Loans and receivables	Loans and other financial assets at amortized cost	2,458	3,092	634
Debt securities
AFS securities	AFS financial assets	Financial assets at FVTOCI	—	4,236	4,236
HTM securities	HTM financial assets	Securities at amortized cost	—	5,078	5,078
Loans and other financial assets	Loans and receivables	Loans and other financial assets at amortized cost	1,827,785	2,076,873	249,088
Payment guarantee			183,247	192,924	9,677
Loan commitment			66,115	104,985	38,870

Total			2,079,605	2,387,188	307,583

c) Classification and measurement of financial liabilities

One of the major changes related to the classification and measurement of financial liabilities as a result of the adoption of K-IFRS 1109 is the accounting for change in the fair value of financial liabilities designated at fair value through profit or loss due to the changes in issuer’s own credit risk. The Group recognizes the effect of changes in the credit risk of financial liabilities designated as at FVTOCI in other comprehensive income, except for cases where it creates or enlarges accounting mismatch of the profit or loss. Changes in fair value due to credit risk of financial liabilities are not subsequently reclassified to profit or loss, but are reclassified as retained earnings when financial liabilities are derecognized.

In accordance with K-IFRS 1039, the entire of changes in fair value of financial liabilities designated as at FVTPL are recognized in profit or loss. As of January 1, 2018, the Group designated 251,796 million Korean Won of FVTPL out of 294,813,795 million of financial liabilities to be measured at FVTPL, and recognized 133 million Korean Won as accumulated other comprehensive loss in relation to the changes in own credit risk of financial liabilities.

d) Hedge accounting

The new hedge accounting model maintains three types of hedge accounting. However, it introduced more flexibility in the types of transactions that are eligible for hedge accounting and expanded the types of hedging instruments and non-financial hedge items that qualify for hedge accounting. The standard related to the evaluation of hedge accounting has been amended as a whole, where it is now replaced by the principle of “economic relationship” between the hedged item and the hedging instrument. Retrospective assessment of the hedging effectiveness is no longer required. Additional disclosure requirements have been introduced in relation to the Group’s risk management activities.

In accordance with the transitional provisions of K-IFRS 1109 on hedge accounting, the Group adopted the hedge accounting provisions of K-IFRS 1109 prospectively from January 1, 2018. As of the date of initial application, the Group concluded that the hedging relationship in accordance with K-IFRS 1039 is appropriate for hedge accounting under K-IFRS 1109, thus the hedging relationship is considered to exist continually. Since the major conditions for hedging instruments and the hedged items are consistent, all hedging relationships are consistent within the effectiveness assessment requirements of K-IFRS 1109. The Group has not designated a hedging relationship in accordance with K-IFRS 1109 in which the hedge relationship would not have met the requirements for hedge accounting under K-IFRS 1039.

e) Effect on equity as a result of adoption of K-IFRS 1109

The effect on equity due to the adoption of K-IFRS 1109 as of January 1, 2018 is as follows (Unit: Korean Won in millions):

-	Impact on accumulated other comprehensive loss due to financial assets at FVTOCI, etc.

Amount
Balance as of December 31, 2017 (prior to K-IFRS 1109)	(89,724)
Adjustments	(392,176)
Reclassification of available-for-sale financial assets to financial assets at FVTPL	(152,124)
Recognition of expected credit losses of debt securities at FVTOCI	4,293
Reclassification of available-for-sale financial assets(equity securities) to financial assets at FVTOCI	(397,508)
Effect on changes in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	(133)
Others	3,500
Income tax effect	149,796

Balance as of January 1, 2018 (based on K-IFRS 1109)	(481,900)

-	Retained earnings impact

Amount
Balance as of December 31, 2017 (prior to K-IFRS 1109)	15,620,006
Adjustments	177,091
Reclassification of available-for-sale financial assets to financial assets at FVTPL	152,124
Recognition of expected credit losses of debt instruments at FVTOCI	(4,293)
Reclassification of available-for-sale financial assets(equity securities) to financial assets at FVTOCI	397,508
Effect on revaluation of financial assets at amortized cost from loan and receivables or AFS financial assets	282
Recognition of expected credit losses of financial assets at amortized cost which were previously loan and receivables	(240,683)
Effect on provision for guarantees and unused loan commitments on liabilities	(48,548)
Effect on changes in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	133
Others	(4,950)
Income tax effect	(74,482)

Balance as of January 1, 2018 (based on K-IFRS 1109)	15,797,097

-	Adoption of K-IFRS 1115 – Revenue from contracts with customers (enacted)

The Group adopted the requirements using the modified retrospective method, with the effect of initial application recognized on the date of initial application and without restatement of the comparative periods. Also, this standard is retroactively applied to contracts which are not completed as of the date of initial application, but practical expedient is used so that contract modifications made before the date of initial application are not retroactively restated.

Accordingly, the Group has not retroactively restated the comparative consolidated financial statements presented herein.

The effects of the adoption of K-IFRS 1115 by Woori Card Co. Ltd., a subsidiary of Woori Bank, are as follows. Woori Card Co. Ltd. has modified its accounting policies related to the customer loyalty program, whereby rewards and points provided to the users of the card are deducted from revenue due to the fact that these are regarded as consideration provided to the customer. As a result of the aforementioned accounting policy modification, Fees and Commission Received on Credit Card and Fees and Commission Paid for Credit Card are both reduced by 525,978 million Won. On the other hand, accounting change modifications resulting from the adoption of K-IFRS 1115 did not have any significant effect on the Consolidated Statement of Financial Position, the capital and the Consolidated Statement of Cash Flows.

-	Amendments to K-IFRS 1102 – Classification and Measurement of Share-based Payment Transactions

The amendments clarify that: 1) When measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment; 2) When an entity has an obligation to pay the employee’s withholding tax to the tax authority for the employee’s equity-settled share-based payment, the transaction shall be classified in its entirety as an equity-settled share-based payment transaction if it would have been so classified in the absence of the net settlement feature; and 3) When a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately.

-	Amendments to K-IFRS 1040 – Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that the situations listed in K-IFRS 1040 are not exhaustive and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

-	Amendments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

The interpretation addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income (or part of them) as a result of the derecognition of a non-monetary asset or non-monetary liability (e.g., a non-refundable deposit or deferred revenue) which were previously recognized due to the fact that consideration was paid or received in advance in a foreign currency. The interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

-	Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at fair value through profit or loss mandatorily measured at fair value, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate.

The amendments, except for K-IFRS 1109 and K-IFRS 1115, do not have significant impact on the consolidated financial statements of the Group.

2)	The Group has not applied the following K-IFRS that have been issued but are not yet effective:

-	K-IFRS 1116 – Leases(enacted)

K-IFRS 1116 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. K-IFRS 1116 will supersede the current lease guidance including K-IFRS 1017 Leases and the related interpretations, and will be applied to periods beginning on or after January 1, 2019.

The Group plans to apply modified retrospective approach as of January 1, 2019 in accordance with K-IFRS 1116. Therefore, the cumulative effect of applying K-IFRS 1116 will be adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application, and the comparative financial statements will not be restated.

K-IFRS 1116 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under K-IFRS 1017 are presented as operating cash flows; whereas under the K-IFRS 1116 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, K-IFRS 1116 substantially carries forward the lessor accounting requirements in K-IFRS 1017, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. Also, K-IFRS 1116 requires expanded disclosures.

According to the preliminary assessment of the Group, the lease agreements entered into by the Group as of December 31, 2018 are expected to meet the definition of lease under the Standard, and accordingly, if the Group adopts the Standard, it applies to all leases except short-term leases and leases of low value assets, and the Group will recognize the right-of-use assets and related liabilities accordingly. As a result of an analysis of the impact on consolidated financial statements, the Group expects right-of-use asset and lease liability to both increase by 338,914 million Won as of December 31, 2018.

The following enacted/amended standards are not expected to affect the Group:

-	K-IFRS 2123 – Uncertainty over Income Tax Treatments (enacted)

-	Amendments to K-IFRS 1109

-	Amendments to K-IFRS 1028

-	Amendments to K-IFRS 1019

-	Amendments to K-IFRS 1115

-	Annual Improvements to K-IFRS 2015-2017 Cycle

These annual improvements contain partial amendments to K-IFRS 1012 ‘Income taxes’, K-IFRS 1023 ‘Borrowing costs’, K-IFRS 1103 ‘Business combinations’ and K-IFRS 1111 ‘Joint arrangements’.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1039 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The requirements of K-IFRS 1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;

-	its liabilities, including its share of any liabilities incurred jointly;

-	its revenue from the sale of its share of the output arising from the joint operation;

-	its share of the revenue from the sale of the output by the joint operation; and

-	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the K-IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

K-IFRS 1018 allowed recognition of fees and commission income, a revenue from contracts with customers, in accordance with the accrual principle. However, K-IFRS 1115, applicable from the current period, requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Since revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method, the revenue recognition principles are identical with those applied in the previous periods.

1) Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on credit card

The fees and commission received on credit card consist mainly of merchant account fees and annual fees. The Group recognizes merchant account fees by multiplying agreed commission rate to the amount paid by using the credit card. The annual fees are performance obligation satisfied over time and are recognized over agreed periods after the annual fees are paid in advance. The business activities relevant to these fees and commission received on credit card are substantially attributable to Credit cards segment.

⑧	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Consumer banking segment.

⑨	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑩	Fees and commission received on credit Information

The fees and commission received on credit Information are composed of the fees and commission received by performing credit investigation and proxy collection services. Credit investigation fees and commission are the amount received in return for verifying the information requested by the customer and are recognized as revenue at the time the verification is completed. Proxy collection service fees are recognized by multiplying the applicable rate to the collected amount at the time when collection services are completed. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

2) Revenues from sources other than contracts with customers

① Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points(limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

② Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and is being added or deducted to/from interest income on loans using effective interest rate method.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(8)	Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9)	Financial assets and financial liabilities

The Group’s accounting policies in accordance with the newly adopted K-IFRS 1109 are as follows:

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (A group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (A group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Group is classifying liabilities such as deposits due to customers, borrowings and debentures as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a) Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. Especially, when the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformance done by employees who have knowledge of valuation models and assumptions that appraisers used.

b) Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c) Adjustment of valuation amount

The Group is exposed to credit risk when counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss (or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

-	General approach: Financial assets that does not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a) Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. When loan receivable previously written off is subsequently collected, the related loss allowance is increased and changes in loss allowance are recognized in profit or loss.

b) Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from other comprehensive income to net income.

The comparative financial statements for the year 2017 are prepared in accordance with K-IFRS 1039.

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) and loans and receivables.

①	Financial assets at FVTPL

The Group classifies financial assets as financial assets measured at FVTPL when they are either held for trading or designated to be measured at FVTPL. Financial assets acquired with the purpose of selling in the near term are classified as financial assets held for trading, and are measured at fair value with related valuation gain or loss recognized in net income. Any transaction cost related to the acquisition of financial assets at initial recognition is recognized in net income upon its occurrence.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if: (a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or (b) the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or (c) it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

②	AFS financial assets

Financial assets that are not classified as HTM, financial assets at FVTPL, or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

③	HTM financial assets

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity, and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

④	Loans and other receivables

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified financial liabilities at FVTPL (held for trading, and financial liabilities designated as at FVTPL) and financial liabilities measured at amortized cost.

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they incur.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if: (a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or (b) the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or (c) it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they incur.

All other financial liabilities, such as deposits due to customers, borrowings, and debentures, are measured at amortized cost using the effective interest method.

3)	Reclassification

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial assets other than in its entirety the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Group derecognizes the financial liability, when Group’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial instruments

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets. Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

a) Financial assets at FVTPL and AFS financial assets

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from the independent pricing services. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

b) Derivatives

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

c) Adjustment of valuation amount

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions is valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

a) Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables have been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized (i.e., improvement in the credit quality of a debtor), the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

b) Financial assets carried at fair value

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss in the period of the derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditures directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

The Group is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Software and others	4 to 5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1) The Group as a lessor

The Group recognizes lease receivables at the present value of minimum lease payments of a finance lease and any unguaranteed residual value. After the commencement date of the lease, accounting is done to recognize interest income over each reporting period by computing periodic interest income on the Group’s net investment.

Rental income from operating leases is recognized on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and expensed on a straight-line basis over the lease term. Operating lease assets are included within other asset category in other assets, and depreciated over their economic life.

2) The Group as a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the separate statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1) Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

In the previous year, all embedded derivatives which were part of a hybrid contract were treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL

2) Hedge accounting

The Group is applying K-IFRS 1109 in regards to hedge accounting. The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•	When the hedge ratio is equal to the proportion of hedged items to the hedging instruments.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3) Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4) Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income, to the extent of cumulative fair value changes of the hedged item from the date of hedge accounting. The gain or loss relating to the ineffective portion is recognized immediately in net income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers does not affect other comprehensive income. Also if accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17)	Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18) Provisions

Provisions are recognized if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused membership points, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(20)	Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

-	Loss allowance in accordance with K-IFRS 1109

-	Initial book value less accumulated profit measured in accordance with K-IFRS 1115

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by a professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Group is no longer able to cancel its proposal for termination benefits or 2) the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

(23)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(9)-5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

Also, in measuring the expected credit losses, the Group is using reasonable and supportable macroeconomic indicators such as economic growth rates, interest rates, market index rates, etc., in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

- Development of prediction models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

- Calculation of predicted default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the prediction model developed.

At the end of every reporting period, the Group evaluates whether credit risk reflected forward-looking information has significantly been increased since the date of initial recognition. When evaluating whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses. The Group performs the above evaluation with distinctions made to corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)
Significant decrease in credit rating(*)

(*)

Determining whether there has been a significant decrease in the credit rating of corporate and retail exposures applies only to credit ratings that are measured through 12-month expected credit loss. The Bank has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step
Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period

The	Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment has been noted for the financial asset.

The Group determines which loan is subject to write-off in accordance with internal guidelines, and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

(4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused loan commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017
Loans and other financial assets at amortized cost	Korean treasury and government agencies	13,547,154	—
	Banks	22,282,857	—
	Corporates	96,619,393	—
	Consumers	149,998,911	—

	Sub-total	282,448,315	—

Loans and receivables	Korean treasury and government agencies	—	8,823,584
	Banks	—	26,845,309
	Corporates	—	90,570,551
	Consumers	—	140,866,760

	Sub-total	—	267,106,204

Financial assets at FVTPL (K-IFRS 1109)	Deposit	26,935	—
	Debt securities	1,824,155	—
	Loans	385,450	—
	Derivative assets	2,026,079	—

	Sub-total	4,262,619	—

Financial assets at FVTPL (K-IFRS 1039)	Deposit	—	25,972
	Debt securities	—	2,644,333
	Financial assets designated at FVTPL	—	9,694
	Derivative assets	—	3,115,775

	Sub-total	—	5,795,774

Financial assets at FVTOCI	Debt securities	17,112,249	—
AFS financial assets	Debt securities	—	13,229,244
Securities at amortized cost	Debt securities	22,932,559	—
HTM financial assets	Debt securities	—	16,749,296
Derivative assets	Derivative assets (Designated for hedging)	35,503	59,272
Off-balance accounts	Guarantees	12,666,417	12,859,715
	Unused loan commitments	97,796,704	80,760,325

	Sub-total	110,463,121	93,620,040

	Total	437,254,366	396,559,830

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2018
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	261,538,144	4,592,153	4,597,119	1,526,532	893,354	9,301,013	282,448,315
Securities at amortized cost	22,757,048	—	70,578	—	—	104,933	22,932,559
Financial assets at FVTPL	4,261,110	1,243	—	—	266	—	4,262,619
Financial assets at FVTOCI	15,697,518	261,085	103,755	24,960	2,247	1,022,684	17,112,249
Derivative assets (Designated for hedging)	35,503	—	—	—	—	—	35,503
Off-balance accounts	107,632,858	801,978	343,323	136,727	35,000	1,513,235	110,463,121

Total	411,922,181	5,656,459	5,114,775	1,688,219	930,867	11,941,865	437,254,366

	December 31, 2017
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	250,678,479	4,104,912	2,823,247	1,094,988	381,890	8,022,688	267,106,204
Financial assets at FVTPL	5,551,870	2,937	—	148,955	—	92,012	5,795,774
AFS debt securities	12,407,602	52,259	151,131	—	—	618,252	13,229,244
HTM securities	16,606,692	—	63,732	—	—	78,872	16,749,296
Derivative assets (Designated for hedging)	16,590	—	—	42,682	—	—	59,272
Off-balance accounts	91,603,852	529,193	172,570	66,974	25,039	1,222,412	93,620,040

Total	376,865,085	4,689,301	3,210,680	1,353,599	406,929	10,034,236	396,559,830

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,316,081	34,967,700	40,337,838	3,295,967	145,715,074	9,815,655	282,448,315
Securities at amortized cost	1,157,512	—	13,414,743	527,847	—	7,832,457	22,932,559
Financial assets at FVTPL	120,659	153,159	3,117,845	16,118	7,614	847,224	4,262,619
Financial assets at FVTOCI	382,409	109,749	13,017,646	224,665	5,535	3,372,245	17,112,249
Derivative assets (Designated for hedging)	—	—	35,503	—	—	—	35,503
Off-balance accounts	17,645,104	22,300,388	9,654,685	4,146,708	49,948,865	6,767,371	110,463,121

Total	67,621,765	57,530,996	79,578,260	8,211,305	195,677,088	28,634,952	437,254,366

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,192,641	34,502,509	38,260,051	3,574,746	133,094,287	10,481,970	267,106,204
Financial assets at FVTPL	100,766	83,239	4,640,068	15,073	1,040	955,588	5,795,774
AFS debt securities	707,737	37,719	7,331,774	153,534	—	4,998,480	13,229,244
HTM securities	1,348,754	—	10,962,149	296,214	—	4,142,179	16,749,296
Derivative assets (Designated for hedging)	—	—	59,272	—	—	—	59,272
Off-balance accounts	16,892,926	21,427,378	9,841,379	3,842,479	36,928,554	4,687,324	93,620,040

Total	66,242,824	56,050,845	71,094,693	7,882,046	170,023,881	25,265,541	396,559,830

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) is as follows (Unit: Korean Won in millions):

	December 31, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	252,911,704	17,624,416	6,330,382	5,739,850	1,693,148	284,299,500	(1,851,185)	282,448,315
Korean treasury and government agencies	13,549,305	1,009	1	—	—	13,550,315	(3,161)	13,547,154
Banks	22,162,966	105,583	27,777	—	14,307	22,310,633	(27,776)	22,282,857
Corporates	77,152,005	15,550,301	655,907	3,424,215	1,034,030	97,816,458	(1,197,065)	96,619,393
General business	43,165,455	6,474,057	526,303	1,723,704	716,722	52,606,241	(816,783)	51,789,458
Small- and medium-sized enterprise	29,510,917	8,527,542	107,998	1,547,761	277,825	39,972,043	(335,469)	39,636,574
Project financing and others	4,475,633	548,702	21,606	152,750	39,483	5,238,174	(44,813)	5,193,361
Consumers	140,047,428	1,967,523	5,646,697	2,315,635	644,811	150,622,094	(623,183)	149,998,911
Securities at amortized cost	22,939,039	—	195	—	250	22,939,484	(6,925)	22,932,559
Financial assets at FVTOCI (*4)	16,940,654	146,443	25,153	—	—	17,112,250	(6,177)	17,112,250

Total	292,791,397	17,770,859	6,355,730	5,739,850	1,693,398	324,351,234	(1,864,287)	322,493,124

	December 31, 2018
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	163,329,105	8,836,440	698,593	172,864,138
Korean treasury and government agencies	11,600	—	—	11,600
Banks	361,024	3,334	—	364,358
Corporates	51,595,949	2,509,620	426,325	54,531,894
General business	19,907,948	1,167,993	241,651	21,317,592
Small- and medium-sized enterprise	29,780,716	1,291,222	184,674	31,256,612
Project financing and others	1,907,285	50,405	—	1,957,690
Consumers	111,360,532	6,323,486	272,268	117,956,286
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	163,329,105	8,836,440	698,593	172,864,138

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

-	Loans and receivables

	December 31, 2017
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Neither overdue nor impaired	8,825,767	26,861,286	50,463,112	34,107,547	5,547,950	90,118,609	139,886,407	265,692,069
Overdue but not impaired	8	—	65,616	63,067	—	128,683	878,406	1,007,097
Impaired	—	—	1,402,131	251,431	46,717	1,700,279	537,001	2,237,280

Total	8,825,775	26,861,286	51,930,859	34,422,045	5,594,667	91,947,571	141,301,814	268,936,446

Loss allowance	2,191	15,977	1,078,733	267,162	31,125	1,377,020	435,054	1,830,242

Total, net	8,823,584	26,845,309	50,852,126	34,154,883	5,563,542	90,570,551	140,866,760	267,106,204

-	Debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,685,099	9,897,689	15,806,327	27,389,115
AA- ~ AA+	722,923	2,386,567	888,547	3,998,037
BBB- ~ A+	236,311	876,482	52,188	1,164,981
Below BBB-	9,694	68,506	2,234	80,434

Total	2,654,027	13,229,244	16,749,296	32,632,567

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2018 as follows (Unit: Korean Won in millions):

	December 31, 2018
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	11,212,772	1,063,551	7,147	261,599	121,348	12,666,417
Loan commitments	91,734,567	3,632,586	1,529,330	880,518	19,703	97,796,704

Total	102,947,339	4,696,137	1,536,477	1,142,117	141,051	110,463,121

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4) Collateral and other credit enhancements

During the current quarter, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of December 31, 2018, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

5) For the financial assets that record loss allowance as total expected credit loss, the amortized cost before the change in contractual cash flows is 23,132 million won, and the net loss due to the change is 239 million won.

6) As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2018 is 9,578,796 million won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel within the department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% confidence level. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”), are calculated for the Bank and the consolidated trusts, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2018 and 2017, respectively, and the VaR as of December 31, 2018 and 2017, respectively, are as follows (Unit: Korean Won in millions):

	December 31, 2018	For the year ended December 31, 2018			December 31, 2017	For the year ended December 31, 2017
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,107	3,702	5,528	1,730	4,183	3,799	4,918	2,467
Stock price	2,353	2,669	5,081	1,138	909	2,863	4,419	909
Foreign currencies	4,972	4,678	6,136	3,439	4,750	5,051	6,636	4,061
Commodity price	—	3	24	—	—	31	188	—
Diversification	(4,445)	(4,869)	(8,155)	(1,815)	(4,472)	(4,621)	(6,798)	(2,067)

Total VaR(*)	5,987	6,183	8,614	4,492	5,370	7,123	9,363	5,370

(*)	VaR (Value at Risk): Maximum expected losses

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2018		December 31, 2017
	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,895,332	24,636,678	4,916,138	23,472,792
Base case (Prepay)	4,887,799	24,225,946	4,916,015	23,163,942
IR 100bp up	5,575,470	24,415,761	5,361,546	22,886,122
IR 100bp down	4,329,543	24,907,344	4,386,437	24,127,559
IR 200bp up	6,603,132	24,232,738	5,806,723	22,372,208
IR 200bp down	3,508,859	25,245,667	3,452,590	24,830,482
IR 300bp up	7,560,155	24,079,415	6,251,897	21,929,189
IR 300bp down	3,352,267	25,680,084	2,254,609	26,633,807

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The interest EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

December 31, 2018		December 31, 2017
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
248,364	141,484	255,679	130,821

(*1)	EaR(Earning at Risk): Change of Maximum expected income and expense
(*2)	VaR(Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	159,893,080	45,387,214	8,878,060	9,903,959	46,459,450	4,201,379	274,723,142
Financial assets at FVTPL	371,984	32,278	24,951	64,838	145,121	27,536	666,708
Financial assets at FVTOCI	2,579,442	1,775,435	1,486,953	2,223,494	9,289,742	185,320	17,540,386
Securities at amortized cost	2,449,416	2,251,180	1,735,698	1,946,948	15,177,608	402,671	23,963,521

Total	165,293,922	49,446,107	12,125,662	14,139,239	71,071,921	4,816,906	316,893,757

Liability:
Deposits due to customers	100,232,916	44,207,416	29,419,951	35,427,657	40,130,055	72,276	249,490,271
Borrowings	9,971,680	1,924,390	670,404	518,167	2,723,156	626,364	16,434,161
Debentures	2,143,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,704,176

Total	112,348,512	48,548,289	32,291,425	38,530,054	61,808,611	3,101,717	296,628,608

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	161,653,892	41,671,530	7,614,159	6,411,841	54,150,998	26,272,958	297,775,378
AFS financial assets	2,150,708	2,500,103	2,016,711	2,367,762	4,229,000	601,735	13,866,019
HTM financial assets	2,286,179	2,161,467	1,433,425	1,687,362	9,369,794	345,868	17,284,095

Total	166,090,779	46,333,100	11,064,295	10,466,965	67,749,792	27,220,561	328,925,492

Liability:
Deposits due to customers	106,815,564	37,750,367	25,117,556	27,585,458	37,518,878	91,246	234,879,069
Borrowings	9,865,249	1,056,579	412,966	437,431	2,709,010	479,827	14,961,062
Debentures	1,955,902	2,452,240	1,018,563	1,752,847	19,770,538	2,869,766	29,819,856

Total	118,636,715	41,259,186	26,549,085	29,775,736	59,998,426	3,440,839	279,659,987

3)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	20,406	22,816,027	167,419	1,696,255	29,880	4,863,230	1,994	2,550,147	4,742,340	36,667,999
	Financial assets at FVTPL	74	82,197	1,425	14,434	—	—	59	75,169	79,584	251,384
	Financial assets at FVTOCI	1,472	1,645,595	—	—	1,604	261,085	—	—	729,581	2,636,261
	Securities at amortized cost	52	58,489	—	—	—	—	—	—	175,552	234,041

	Total	22,004	24,602,308	168,844	1,710,689	31,484	5,124,315	2,053	2,625,316	5,727,057	39,789,685

Liability	Financial liabilities at FVTPL	118	131,927	1,956	19,815	—	—	55	70,250	121,658	343,650
	Deposits due to customers	11,159	12,477,154	169,770	1,720,072	23,967	3,900,923	887	1,135,149	4,392,936	23,626,234
	Borrowings	6,606	7,386,616	3,834	38,847	381	61,947	286	365,585	505,541	8,358,536
	Debentures	3,645	4,075,084	—	—	—	—	—	—	285,339	4,360,423
	Other financial liabilities	2,522	2,820,290	28,955	293,362	1,818	295,919	193	246,584	18,527	3,674,682

	Total	24,050	26,891,071	204,515	2,072,096	26,166	4,258,789	1,421	1,817,568	5,324,001	40,363,525

Off-balance accounts		7,453	8,333,153	33,347	337,868	1,557	253,366	474	606,714	823,655	10,354,756

		December 31, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and receivables	23,000	24,642,900	126,944	1,204,843	25,224	4,127,936	1,156	1,479,351	3,937,733	35,392,763
	Financial assets at FVTPL	32	34,303	25	238	—	—	27	34,583	104,892	174,016
	AFS financial assets	1,966	2,105,972	—	—	319	52,259	—	590	302,801	2,461,622
	HTM financial assets	111	118,868	—	—	—	—	—	—	78,175	197,043

	Total	25,109	26,902,043	126,969	1,205,081	25,543	4,180,195	1,183	1,514,524	4,423,601	38,225,444

Liability	Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
	Deposits due to customers	13,744	14,725,686	195,176	1,852,440	21,865	3,578,142	883	1,129,802	2,396,826	23,682,896
	Borrowings	6,604	7,080,118	2,218	21,056	—	—	247	315,685	242,874	7,659,733
	Debentures	3,467	3,714,411	—	—	700	114,555	—	—	375,749	4,204,715
	Other financial liabilities	2,392	2,562,740	16,125	153,043	1,802	294,950	129	165,189	588,625	3,764,547

	Total	26,248	28,126,378	213,598	2,027,291	24,367	3,987,647	1,278	1,635,554	3,647,051	39,450,921

Off-balance accounts		8,108	8,687,009	33,624	319,127	1,199	196,261	406	519,843	176,886	9,899,126

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	145,187,689	33,825,662	22,186,833	42,046,740	7,098,907	1,870,334	252,216,165
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,143,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,704,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	168,137,287	39,133,011	26,431,968	46,240,156	29,301,050	7,203,988	316,447,460

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	148,008,777	29,563,310	18,175,348	32,468,110	7,409,118	2,624,594	238,249,257
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	163,369,548	34,227,903	20,685,876	35,392,463	31,233,494	8,703,862	293,613,146

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	163,787,990	38,126,886	20,993,436	23,262,092	5,230,533	17,649	251,418,586
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,143,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,704,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	186,737,588	43,434,235	25,238,571	27,455,508	27,432,676	5,351,303	315,649,881

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	159,146,602	31,298,562	16,667,130	21,995,294	6,487,047	2,278,756	237,873,391
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	174,507,373	35,963,155	19,177,658	24,919,647	30,311,423	8,358,024	293,237,280

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2018 and 2017 is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2018	2,090,861	816	—	—	50,592	—	2,142,269
December 31, 2017	3,150,149	—	—	381	67,373	—	3,217,903

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Guarantees	12,666,417	12,859,715
Loan commitments	97,796,704	80,760,325

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 7.13% and 6.25%, a Tier 1 capital ratio of 8.63% and 7.75% and a minimum total capital ratio of 10.63% and 9.75% as of December 31, 2018 and December 31, 2017, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Tier 1 capital	17,275,539	16,074,987
Other Tier 1 capital	3,147,680	3,041,664
Tier 2 capital	3,827,573	3,486,555

Total risk-adjusted capital	24,250,792	22,603,206

Risk-weighted assets for credit risk	142,626,069	134,767,711
Risk-weighted assets for market risk	2,372,451	2,316,938
Risk-weighted assets for operational risk	9,972,430	9,677,559

Total risk-weighted assets	154,970,950	146,762,208

Common Equity Tier 1 ratio	11.15%	10.95%

Tier 1 capital ratio	13.18%	13.03%

Total capital ratio	15.65%	15.40%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters and others	Sub-total	Adjust- ments(*)	Total
Net Interest income(expense)
Interest income	3,529,645	3,409,835	152,273	8,945	670,240	1,605,696	9,376,634	307,865	9,684,499
Interest expense	(1,021,639)	(2,168,000)	(150)	—	(160,642)	(983,547)	(4,333,978)	300,430	(4,033,548)
Inter-segment	(634,110)	833,224	(163,962)	25,963	—	(61,115)	—	—	—

	1,873,896	2,075,059	(11,839)	34,908	509,598	561,034	5,042,656	608,295	5,650,951

Net non-interest Income(expense)
Non-interest income	678,360	721,096	230,357	7,020,740	665,534	1,214,380	10,530,467	(8,463,129)	2,067,338
Non-interest expense	(143,704)	(290,347)	(53,671)	(6,964,671)	(620,687)	(550,919)	(8,623,999)	7,618,618	(1,005,381)
Inter-segment	132,690	70,016	—	—	—	(202,706)	—	—	—

	667,346	500,765	176,686	56,069	44,847	460,755	1,906,468	(844,511)	1,061,957

Other income(expense)
General and administrative expense	(1,865,933)	(868,608)	(14,318)	(18,452)	(170,765)	(967,923)	(3,905,999)	281,966	(3,624,033)
Reversal of allowance for credit loss and impairment losses due to credit loss	(127,220)	(61,064)	62,454	(16,861)	(227,144)	102,574	(267,261)	(62,313)	(329,574)

	(1,993,153)	(929,672)	48,136	(35,313)	(397,909)	(865,349)	(4,173,260)	219,653	(3,953,607)

Operating income(expenses)	548,089	1,646,152	212,983	55,664	156,536	156,440	2,775,864	(16,563)	2,759,301
Non-operating income(expenses)	(20,208)	899	32,738	—	(5,547)	56,829	64,711	(19,140)	45,571
Net income(expense) before income tax expense	527,881	1,647,051	245,721	55,664	150,989	213,269	2,840,575	(35,703)	2,804,872
Income tax expense	(145,167)	(445,619)	(67,573)	(15,308)	(36,222)	(41,088)	(750,977)	(2,246)	(753,223)

Net income(expense)	382,714	1,201,432	178,148	40,356	114,767	172,181	2,089,598	(37,949)	2,051,649

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with K-IFRS.

	For the year ended December 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters and others	Sub-total	Adjust- ments(*)	Total
Net Interest income
Interest income	3,149,625	2,964,813	148,500	18,834	599,550	1,360,734	8,242,056	308,631	8,550,687
Interest expense	(955,836)	(1,681,652)	(243)	—	(135,947)	(834,662)	(3,608,340)	278,303	(3,330,037)
Inter-segment	(490,850)	512,216	(136,133)	18,049	—	96,718	—	—	—

	1,702,939	1,795,377	12,124	36,883	463,603	622,790	4,633,716	586,934	5,220,650

Net non-interest Income(expense)
Non-interest income	802,387	680,778	366,523	9,548,399	1,163,575	2,683,407	15,245,069	(12,858,172)	2,386,897
Non-interest expense	(253,961)	(170,268)	(214,355)	(9,478,728)	(1,090,038)	(2,132,053)	(13,339,403)	12,204,532	(1,134,871)
Inter-segment	101,524	60,826	—	—	—	(162,350)	—	—	—

	649,950	571,336	152,168	69,671	73,537	389,004	1,905,666	(653,640)	1,252,026

Other income(expense)
General and administrative expense	(1,808,974)	(832,429)	(12,881)	(16,567)	(163,536)	(954,238)	(3,788,625)	257,824	(3,530,801)
Reversal of allowance for credit loss and impairment losses due to credit loss	(97,587)	(316,859)	(50,954)	31,229	(235,116)	14,832	(654,455)	(130,678)	(785,133)

	(1,906,561)	(1,149,288)	(63,835)	14,662	(398,652)	(939,406)	(4,443,080)	127,146	(4,315,934)

Operating income	446,328	1,217,425	100,457	121,216	138,488	72,388	2,096,302	60,440	2,156,742
Non-operating income(expense)	(98,510)	(3,153)	39,350	—	(5,219)	(112,734)	(180,266)	(26,970)	(207,236)

Net income before income tax expense	347,818	1,214,272	139,807	121,216	133,269	(40,346)	1,916,036	33,470	1,949,506
Income tax expense	(84,172)	(296,634)	(33,834)	(29,335)	(32,055)	63,396	(412,634)	(6,784)	(419,418)

Net income(expense)	263,646	917,638	105,973	91,881	101,214	23,050	1,503,402	26,686	1,530,088

(*) These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with K-IFRS.

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2018 and 2017 amounted to 10,440,668 million Won and 9,817,327 million Won, respectively, and revenue from the foreign customers amounted to 1,311,169 million Won and 1,120,257 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2018 and 2017 are 3,531,842 million Won and 3,550,764 million Won, respectively, and foreign subsidiaries are 236,050 million Won and 233,732 million Won, respectively.

(4)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Cash	2,107,850	2,009,363
Foreign currencies	725,083	617,155
Demand deposits	3,512,216	3,423,355
Fixed deposits	367,474	858,413

Total	6,712,623	6,908,286

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	2,505	—
Changes in other comprehensive income related to available-for-sale securities	—	(84,498)
Changes in other comprehensive income related to valuation of equity method investments	2,958	612
Changes in other comprehensive income related to valuation gain or loss on cash flow hedge	(4,646)	777
Changes in financial assets at FVTOCI as a result of debt-equity swap	14,378	—
Changes in investments in associates due to debt-equity swap	—	51,227
Changes in investments in associates due to accounts transfer	(89,151)	(62,571)
Changes in unpaid dividends on hybrid equity securities	3,569	(10,658)
Changes in equity related to assets held for distribution (sale)	(17,342)	4,145
Classified to assets held for distribution (sale) from premises and equipment	15,594	—
Classified to assets held for distribution (sale) from deferred tax assets	9,778	—

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	January 1, 2018	Cash flow	Not involving cash inflows and outflows			December 31, 2018
			Foreign Exchange	Variation of gains on valuation of hedged items	Others
Borrowings	14,784,706	1,257,121	161,078	—	81	16,202,986
Debentures	27,869,651	602,331	267,339	(25,498)	12,039	28,725,862

Total	42,654,357	1,859,452	428,417	(25,498)	12,120	44,928,848

	For the year ended December 31, 2017
	January 1, 2017	Cash flow	Not involving cash inflows and outflows			December 31, 2017
			Foreign Exchange	Variation of gains on valuation of hedged items	Others
Borrowings	18,769,515	(3,634,883)	(350,429)	—	503	14,784,706
Debentures	23,565,449	4,817,701	(478,249)	(39,373)	4,123	27,869,651

Total	42,334,964	1,182,818	(828,678)	(39,373)	4,626	42,654,357

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Financial assets at fair value through profit or loss mandatorily measured at fair value	6,126,183	—
Financial assets held for trading	—	5,820,787
Financial assets designated at FVTPL	—	22,290

Total	6,126,183	5,843,077

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Deposits:
Gold banking asset	26,935	25,972
Securities:
Debt securities
Korean treasury and government agencies	516,173	540,438
Financial institutions	533,393	1,476,498
Corporates	774,589	627,397
Equity securities	455,666	21,666
Capital contributions	422,481	—
Beneficiary certificates	985,417	13,041

Sub-total	3,687,719	2,679,040

Loans	385,450	—
Derivatives assets	2,026,079	3,115,775

Total	6,126,183	5,820,787

(3)

Financial assets at fair value through profit or loss designated as upon initial recognition is nil as of December 31, 2018 and financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2017 is as follows (Unit: Korean Won in millions):

December 31, 2017
Debt securities	9,694
Equity securities	12,596

Total	22,290

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of December 31, 2018 is as follows (Unit: Korean Won in millions):

December 31, 2018
Debt securities:
Korean treasury and government agencies	1,358,378
Financial institutions	11,252,790
Corporates	1,824,843
Bond denominated in foreign currencies	2,636,209

Sub-total	17,072,220

Equity securities	951,174
Securities loaned	40,029

Total	18,063,423

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

December 31, 2018
Purpose of acquisition	Fair value
Strategic business partnership	662,934
Debt-equity swap	287,990
Others (Cooperative insurance, etc.)	250

Total	951,174

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(4,107)	(129)	—	(4,236)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,918)	(109)	—	(2,027)
Others (*2)	86	—	—	86

Ending balance	(5,939)	(238)	—	(6,177)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,843,997	30,212	—	12,874,209
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	13,275,429	10,000	—	13,285,429
Disposal	(9,146,307)	(15,047)	—	(9,161,354)
Gain (loss) on valuation	70,017	(59)	—	69,958
Amortization on the effective interest method	10,195	47	—	10,242
Others (*)	33,765	—	—	33,765

Ending balance	17,087,096	25,153	—	17,112,249

(*) Others consist of foreign currencies translation, etc.

(4)

The Group disposed equity securities designated as financial assets at FVTOCI as the creditors determined to sell the securities for the year ended December 31, 2018. The fair value and accumulative gain on valuation of that equity securities at disposal date are 9,379 million Won and 1,392 million Won, respectively.

(5)	Details of AFS financial assets as of December 31, 2017 is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Debt securities:
Korean treasury and government agencies	2,338,760	1,193	(9,386)	2,330,567
Financial institutions	5,225,921	1,504	(10,159)	5,217,266
Corporates	2,727,016	3,851	(5,635)	2,725,232
Asset-backed securities	309,518	—	(1,337)	308,181
Bond denominated in foreign currencies	2,449,954	3,100	(10,475)	2,442,579
Others	35,154	21	(12)	35,163

Sub-total	13,086,323	9,669	(37,004)	13,058,988

Equity securities	982,393	430,921	(2,236)	1,411,078
Beneficiary certificates	697,655	18,701	(3,728)	712,628
Securities loaned	169,988	664	(396)	170,256

Total	14,936,359	459,955	(43,364)	15,352,950

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of December 31, 2018 is as follows (Unit: Korean Won in millions):

December 31, 2018
Korean treasury and government agencies	7,523,458
Financial institutions	9,474,922
Corporates	5,707,063
Bond denominated in foreign currencies	234,041
Loss allowance	(6,925)

Total	22,932,559

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,922)	—	—	(1,922)
Disposal	22	—	—	22
Others(*2)	54	—	—	54

Ending balance	(6,924)	—	—	(6,924)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	15,622,847	—	—	15,622,847
Disposal / Redemption	(9,426,757)	—	—	(9,426,757)
Amortization on the effective interest method	(7,970)	—	—	(7,970)
Others (*)	2,068	—	—	2,068

Ending balance	22,939,484	—	—	22,939,484

(*)	Others consist of foreign currencies translation, etc.

(3)	Details of HTM financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Korean treasury and government agencies	3,994,857	6,944	(15,266)	3,986,535
Financial institutions	7,245,426	2,923	(15,067)	7,233,282
Corporates	5,311,970	12,367	(25,326)	5,299,011
Bond denominated in foreign currencies	197,043	832	(1,024)	196,851

Total	16,749,296	23,066	(56,683)	16,715,679

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST, AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2018 and loans and receivables as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Due from banks	14,150,027	8,868,378
Loans	260,819,917	251,523,301
Other financial assets(other receivables)	7,478,371	6,714,525

Total	282,448,315	267,106,204

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	11,034,602	6,246,496
Due from depository banks	90,003	30,003
Due from non-depository institutions	76	150
Due from the Korea Exchange	30,000	50,000
Others	85,915	97,365
Loss allowance	(3,069)	(1,541)

Sub-total	11,237,527	6,422,473

Due from banks in foreign currencies:
Due from banks on demand	828,022	794,353
Due from banks on time	1,288,303	972,915
Others	798,493	679,554
Loss allowance	(2,318)	(917)

Sub-total	2,912,500	2,445,905

Total	14,150,027	8,868,378

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,034,602	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	81,889	Central counterparty KRW margin and others

Sub-total		11,116,491

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	780,576	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities and others	798,493	Overseas futures and options trade deposits and others

Sub-total		1,579,069

Total		12,695,560

	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,246,496	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	94,394	Central counterparty KRW margin and others

Sub-total		6,340,890

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	787,520	Reserve deposits under the BOK Act and others
Others	The People’s Bank of China and others	367,108	Reserve deposits and others

Sub-total		1,154,628

Total		7,495,518

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(2,219)	—	—	(2,219)
Others (*2)	(76)	—	—	(76)

Ending balance	(5,387)	—	—	(5,387)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation and etc.

2)	Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	5,301,259	—	—	5,301,259
Other	(16,680)	—	—	(16,680)

Ending balance	14,155,414	—	—	14,155,414

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Loans in local currency	210,701,421	200,213,230
Loans in foreign currencies	15,239,032	13,147,888
Domestic banker’s letter of credit	2,934,366	2,516,907
Credit card accounts	8,051,384	6,827,295
Bills bought in foreign currencies	7,874,457	8,197,159
Bills bought in local currency	22,885	334,714
Factoring receivables	45,851	137,523
Advances for customers on guarantees	13,810	23,620
Private placement bonds	365,531	362,319
Securitized loans	1,377,072	563,152
Call loans	2,669,080	3,003,455
Bonds purchased under resale agreements	11,701,951	16,859,064
Others	1,037,283	607,325
Loan origination costs and fees	574,178	510,860
Discounted present value	(10,308)	(10,988)
Loss allowance	(1,778,076)	(1,770,222)

Total	260,819,917	251,523,301

(6)	Changes in the loss allowance on loans for the year ended December 31, 2018 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(101,479)	(41,358)	(117,168)	(365,251)	(255,922)	(905,243)
Transfer to 12-month expected credit losses	(9,848)	8,966	882	(24,324)	22,658	1,666
Transfer to lifetime expected credit losses	5,905	(7,183)	1,278	15,074	(407,780)	392,706
Transfer to credit-impaired financial assets	79,078	47,343	(126,421)	62,731	97,750	(160,481)
Net reversal (provision) of loss allowance	(86,224)	(56,164)	(49,637)	(68,381)	193,392	(94,004)
Recoveries of loans previously charged off	—	—	(51,855)	—	—	(127,630)
Charge-off	—	—	204,552	—	—	290,109
Disposal	—	33	1,633	—	237	49,902
Unwinding effect	—	—	7,945	—	—	23,381
Others (*2)	(1,941)	(5)	(1,115)	31,840	46	1,921

Ending balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)

	For the year ended December 31, 2018
	Credit card accounts			Sub-total			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(57,134)	(71,463)	(102,858)	(523,864)	(368,743)	(1,125,269)	(2,017,876)
Transfer to 12-month expected credit losses	(13,846)	13,738	108	(48,018)	45,362	2,656	—
Transfer to lifetime expected credit losses	5,871	(6,194)	323	26,850	(421,157)	394,307	—
Transfer to credit-impaired financial assets	82,406	84,048	(166,454)	224,215	229,141	(453,356)	—
Net reversal (provision) of loss allowance	(82,083)	(98,260)	(33,205)	(236,688)	38,968	(176,846)	(374,566)
Recoveries of loans previously charged off	—	—	(57,565)	—	—	(237,050)	(237,050)
Charge-off	—	—	242,879	—	—	737,540	737,540
Disposal	—	—	—	—	270	51,535	51,805
Unwinding effect	—	—	—	—	—	31,326	31,326
Others (*2)	(1)	—	—	29,898	41	806	30,745

Ending balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)	(1,778,076)

(*1) The beginning balance was restated in accordance with K-IFRS 1109.

(*2) Others consist of debt-equity swap, foreign currencies translation and etc.

Changes in the loss allowances on loans and receivables for the year ended December 31, 2017, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)
Net reversal (provision) of loss allowance	(131,275)	(539,222)	(203,968)	12,192	(862,273)
Recoveries of loans previously charged off	(45,060)	(84,413)	(51,366)	(68)	(180,907)
Charge-off	142,099	453,249	228,640	63,181	887,169
Disposal	898	65,145	—	29,186	95,229
Unwinding effect	8,643	36,548	—	—	45,191
Others(*)	908	211,729	1	(193)	212,445

Ending balance	(187,645)	(1,355,806)	(182,065)	(104,726)	(1,830,242)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	103,502,347	5,487,758	326,739	131,096,396	4,466,354	1,622,409
Transfer to 12-month expected credit losses	1,921,485	(1,912,046)	(9,439)	1,081,702	(1,077,895)	(3,807)
Transfer to lifetime expected credit losses	(3,186,506)	3,199,993	(13,487)	(2,275,984)	2,733,860	(457,876)
Transfer to credit-impaired financial assets	(218,943)	(127,447)	346,390	(348,503)	(275,189)	623,692
Charge-off	—	—	(204,552)	—	—	(290,109)
Disposal	—	(478)	(31,910)	—	(2,781)	(166,347)
Net increase (decrease)	8,600,859	(619,771)	(22,247)	1,900,116	(813,091)	(307,304)

Ending balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658

	For the year ended December 31, 2018
	Credit card accounts			Sub-total			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,721,743	935,266	177,983	240,320,486	10,889,378	2,127,131	253,336,995
Transfer to 12-month expected credit losses	221,984	(221,841)	(143)	3,225,171	(3,211,782)	(13,389)	—
Transfer to lifetime expected credit losses	(287,623)	288,027	(404)	(5,750,113)	6,221,880	(471,767)	—
Transfer to credit-impaired financial assets	(104,459)	(95,758)	200,217	(671,905)	(498,394)	1,170,299	—
Charge-off	—	—	(242,879)	—	—	(737,540)	(737,540)
Disposal	—	—	—	—	(3,259)	(198,257)	(201,516)
Net increase (decrease)	1,310,199	77,078	74,215	11,811,174	(1,355,784)	(255,336)	10,200,054

Ending balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141	262,597,993

(8)	Details of other financial assets (other receivables) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
CMA accounts	185,999	135,000
Receivables	4,864,403	4,459,318
Accrued income	1,000,427	1,026,273
Telex and telephone subscription rights and refundable deposits	982,925	984,620
Other receivables	512,339	166,877
Loss allowance	(67,722)	(57,563)

Total	7,478,371	6,714,525

(9)	Changes in the loss allowances on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(2,955)	(1,832)	(54,211)	(58,998)
Transfer to 12-month expected credit losses	(150)	139	11	—
Transfer to lifetime expected credit losses	105	(416)	311	—
Transfer to credit-impaired financial assets	6,509	304	(6,813)	—
Net provision of loss allowance	(6,583)	(166)	(31,550)	(38,299)
Charge-off	—	—	28,200	28,200
Disposal	—	1	1,264	1,265
Others(*2)	(176)	(1)	287	110

Ending balance	(3,250)	(1,971)	(62,501)	(67,722)

(*1) The beginning balance was restated in accordance with K-IFRS 1109.

(*2) Others consist of foreign currencies translation and etc.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,335	29,124	79,912	6,771,371
Transfer to 12-month expected credit losses	7,573	(7,556)	(17)	—
Transfer to lifetime expected credit losses	(11,418)	11,734	(316)	—
Transfer to credit-impaired financial assets	(7,580)	(1,110)	8,690	—
Disposal	—	—	(28,201)	(28,201)
Net increase and others	—	(5)	(1,640)	(1,645)
Others	794,983	(3,994)	13,579	804,568

Ending balance	7,445,893	28,193	72,007	7,546,093

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Deposits	26,935	—	—	26,935
Debt securities	239,794	1,575,972	8,389	1,824,155
Equity securities	53,806	—	401,860	455,666
Capital contributions	—	—	422,481	422,481
Beneficiary certificates	2,130	128,988	854,299	985,417
Loans	—	205,000	180,450	385,450
Derivative assets	13,216	1,964,065	48,798	2,026,079

Sub-total	335,881	3,874,025	1,916,277	6,126,183

Financial assets at FVTOCI
Debt securities	1,838,409	15,233,811	—	17,072,220
Equity securities	482,327	—	468,847	951,174
Securities loaned	—	40,029	—	40,029

Sub-total	2,320,736	15,273,840	468,847	18,063,423

Derivative assets (Designated for hedging)	—	35,503	—	35,503

Total	2,656,617	19,183,368	2,385,124	24,225,109

	December 31, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposits due to customers	27,058	—	—	27,058
Derivative liabilities	2,245	2,071,925	16,691	2,090,861

Sub-total	29,303	2,071,925	16,691	2,117,919

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	164,767	164,767

Derivative liabilities (Designated for hedging)	—	51,408	—	51,408

Total	29,303	2,123,333	181,458	2,334,094

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	405,942	2,238,391	—	2,644,333
Equity securities	21,666	—	—	21,666
Beneficiary certificates	—	13,041	—	13,041
Derivative assets	1,021	3,093,272	21,482	3,115,775

Sub-total	454,601	5,344,704	21,482	5,820,787

Financial assets designated at FVTPL
Debt securities	—	—	9,694	9,694
Equity securities	—	—	12,596	12,596

Sub-total	—	—	22,290	22,290

AFS financial assets
Debt securities	2,710,172	10,348,815	—	13,058,987
Equity securities	399,214	—	1,011,864	1,411,078
Beneficiary certificates	—	68,722	643,906	712,628
Securities loaned	69,778	100,478	—	170,256

Sub-total	3,179,164	10,518,015	1,655,770	15,352,949

Derivative assets (Designated for hedging)	—	59,272	—	59,272

Total	3,633,765	15,921,991	1,699,542	21,255,298

Financial liabilities:
Financial liabilities held for trading
Deposits due to customers	25,964	—	—	25,964
Derivative liabilities	2,613	3,126,585	20,951	3,150,149

Sub-total	28,577	3,126,585	20,951	3,176,113

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

Sub-total	—	91,739	160,057	251,796

Derivative liabilities (Designated for hedging)	—	67,754	—	67,754

Total	28,577	3,286,078	181,008	3,495,663

(*1)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(*2)

Certain unquoted AFS equity securities were measured at cost as of December 31, 2017, that amounted to 37,092 million Won. These unquoted equity instruments mostly represent minority investments in structured entity vehicles, such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, (b) there was a significant variance in likely estimated cash flows or (c) the probabilities for various estimated cash flows could not be measured reliably. In addition, the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at fair value through profit or loss mandatorily measured at fair value, financial liabilities at fair value through profit or loss designated as upon initial recognition, financial assets at FVTOCI, and derivative assets (Designated for hedging) and liabilities (Designated for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables

Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, credit spread

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree	Stock, Volatility of underlying asset	15.49%~36.96%	Fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	14.00%~34.28%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	14.00%~34.28%	Variation of fair value increases as volatility increases.
Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.005~0.658	Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.
		Volatility of underlying asset	22.09%~31.19%
Equity securities, capital contributions and Beneficiary certificates	External appraisal value and others	Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
		Discount rate	3.67%~17.40%	Fair value increases as discount rate decreases.
		Volatility of real estate sale price	0.00%	Fair value increases as volatility of real estate sale price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2018
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Debt securities	9,694	(28)	—	3,000	(4,277)	—	8,389
Equity securities	280,171	56,271	—	67,953	(2,535)	—	401,860
Capital contributions	294,121	16,119	—	144,207	(31,966)	—	422,481
Beneficiary certificates	654,066	16,391	—	5,151,535	(4,971,003)	3,310	854,299
Loans	165,001	3,378	—	150,103	(138,032)	—	180,450
Derivative assets	19,346	75,696	—	4,722	(50,966)	—	48,798

Sub-total	1,422,399	167,827	—	5,521,520	(5,198,779)	3,310	1,916,277

Financial assets at FVTOCI
Equity securities	451,287	—	19,688	432	(2,560)	—	468,847

Total	1,873,686	167,827	19,688	5,521,952	(5,201,339)	3,310	2,385,124

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities	20,951	46,409	—	255	(50,921)	(3)	16,691
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	160,057	(16,243)	—	183,039	(162,086)	—	164,767

Total	181,008	30,166	—	183,294	(213,007)	(3)	181,458

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 137,777 million Won for the years ended December 31, 2018, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	December 31, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,153	22,362	—	1,398	(25,431)	—	21,482
Financial assets designed at FVTPL
Debt securities	4,348	346	—	5,000	—	—	9,694
Equity securities	12,652	(56)	—	—	—	—	12,596

Sub-total	17,000	290	—	5,000	—	—	22,290

AFS financial assets
Equity securities	1,024,935	27,986	24,442	65,961	(131,460)	—	1,011,864
Beneficiary certificates	530,511	212	(4,321)	226,975	(109,471)	—	643,906

Sub-total	1,555,446	28,198	20,121	292,936	(240,931)	—	1,655,770

Derivative assets	99	329	—	—	(428)	—	—

Total	1,595,698	51,179	20,121	299,334	(266,790)	—	1,699,542

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,524	24,866	—	500	(37,939)	—	20,951
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	112,015	—	—	(625,667)	—	160,057

Total	707,233	136,881	—	500	(663,606)	—	181,008

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 34,621 million Won for the year ended December 31, 2017, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

The equity investments classified as Level 3 equity securities whose costs (2,566,582 million Won and 1,880,550 million Won as of December 31, 2018 and 2017) are considered to provide the best estimate of fair value are excluded from sensitivity analysis (1,641,875 million Won and 1,146,751 million Won as of December 31, 2018 and 2017).

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	4,578	(4,352)	—	—
Loans	146	(127)	—	—
Debt securities	68	(35)	—	—
Equity securities (*2) (*3)	12,700	(9,165)	—	—
Beneficiary certificates (*3)	1,582	(1,582)	—	—
Financial assets at FVTOCI
Equity securities (*2) (*3)	—	—	23,798	(10,078)

Total	19,074	(15,261)	23,798	(10,078)

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities (*1)	2,433	(2,751)	—	—
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities (*1)	1,561	(1,669)	—	—

Total	3,994	(4,420)	—	—

	December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives assets (*1)	1,234	(526)	—	—
Financial assets designated at FVTPL
Debt securities (*4)	265	(309)	—	—
Equity securities (*4)	670	(624)	—	—
AFS Financial assets
Equity securities (*2)(*3)	—	—	28,583	(15,246)
Beneficiary certificates (*3)	—	—	1,861	(1,857)

Total	2,169	(1,459)	30,444	(17,103)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	5	(513)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	8	(7)	—	—

Total	13	(520)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*3)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(*4)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,618,213	19,417,130	—	23,035,343	22,932,559
Loans and other financial assets at amortized cost	—	—	282,333,497	282,333,497	282,448,315
Financial liabilities:
Deposits due to customers	—	248,763,952	—	248,763,952	248,690,939
Borrowings	—	16,203,070	—	16,203,070	16,202,986
Debentures	—	28,755,251	—	28,755,251	28,725,862
Other financial liabilities	—	21,444,937	—	21,444,937	21,426,064

	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,509,387	—	16,715,679	16,749,296
Loans and receivables	—	—	265,570,649	265,570,649	267,106,204
Financial liabilities:
Deposits due to customers	—	234,682,775	—	234,682,775	234,695,084
Borrowings	—	14,754,506	—	14,754,506	14,784,706
Debentures	—	27,889,781	—	27,889,781	27,869,651
Other financial liabilities	—	13,890,789	—	13,890,789	13,892,461

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost (HTM financial assets in previous year)	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost (Loans and receivables in previous year)	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2018
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	26,935	—	14,150,027	—	14,176,962
Securities	3,687,719	18,063,423	22,932,559	—	44,683,701
Loans	385,450	—	260,819,917	—	261,205,367
Derivative assets	2,026,079	—	—	35,503	2,061,582
Other financial assets	—	—	7,478,371	—	7,478,371

Total	6,126,183	18,063,423	305,380,874	35,503	329,605,983

Financial liabilities	December 31, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	27,058	248,690,939	—	248,717,997
Borrowings	164,767	16,202,986	—	16,367,753
Debentures	—	28,725,862	—	28,725,862
Derivative liabilities	2,090,861	—	51,408	2,142,269
Other financial liabilities(*)	—	21,473,881	—	21,473,881

Total	2,282,686	315,093,668	51,408	317,427,762

(*)	Other financial liabilities include 47,817 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

	December 31, 2017
Financial assets	Financial assets at FVTPL	AFS financial assets	HTM financial assets	Loans and receivables	Derivatives assets (Designated for hedging)	Total
Deposits	25,972	—	—	8,868,378	—	8,894,350
Securities	2,701,330	15,352,950	16,749,296	—	—	34,803,576
Loans	—	—	—	251,523,301	—	251,523,301
Derivative assets	3,115,775	—	—	—	59,272	3,175,047
Other financial assets	—	—	—	6,714,525	—	6,714,525

Total	5,843,077	15,352,950	16,749,296	267,106,204	59,272	305,110,799

	December 31, 2017
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	25,964	234,695,084	—	234,721,048
Borrowings	160,057	14,784,706	—	14,944,763
Debentures	91,739	27,869,651	—	27,961,390
Derivative liabilities	3,150,149	—	67,754	3,217,903
Other financial liabilities(*)	—	13,964,158	—	13,964,158

Total	3,427,909	291,313,599	67,754	294,809,262

(*)	Other financial liabilities include 71,697 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	54,243	86,845	—	264,850	405,938
Financial assets at FVTOCI	280,371	66	(2,027)	24,707	303,117
Securities at amortized cost	376,788	—	(1,922)	431	375,297
Loans and other financial assets at amortized cost	8,973,097	317,316	(415,084)	79,101	8,954,430
Financial liabilities at FVTPL	(3,164)	—	—	17,485	14,321
Financial liabilities at amortized cost	(4,030,384)	27,742	—	25,498	(3,977,144)
Derivatives assets (liabilities) (Designated for hedging)	—	—	—	(672)	(672)
Off-balance provisions	—	—	89,459	—	89,459

Total	5,650,951	431,969	(329,574)	411,400	6,164,746

	December 31, 2017
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	48,615	—	—	6,859	55,474
AFS financial assets	239,030	80,041	(31,300)	362,712	650,483
HTM financial assets	307,965	—	—	—	307,965
Loans and receivables	7,948,069	384,025	(862,273)	196,269	7,666,090
Financial liabilities at FVTPL	—	—	—	(111,240)	(111,240)
Financial liabilities at amortized cost	(3,323,029)	—	—	39,373	(3,283,656)
Derivatives assets (liabilities) (Designated for hedging)	—	—	—	(109,447)	(109,447)
Off-balance provisions	—	—	77,140	—	77,140

Total	5,220,650	464,066	(816,433)	384,526	5,252,809

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017
Assets transferred	Financial assets at FVTOCI	33,588	—
	AFS financial assets	—	9,998
	Securities at amortized cost	5,552	—
	HTM financial assets	—	5,436

	Total	39,140	15,434

Related liabilities	Bonds sold under repurchase agreements	42,907	3,173

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	40,029	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

	Total	40,029	170,256

The details of the transferred financial assets that are not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets (loans and receivables in previous year) or other financial liabilities of the Group’s statements of financial position.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured loans. The resale and repurchase agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Group recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds purchased under resale agreements as loan at amortized cost and other financial assets (loans and receivables in previous year) and bonds sold under repurchase agreements as borrowings.

As of December 31, 2018 and 2017, the financial instruments to be off set and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	1,908,542	—	1,908,542	5,527,117	66,857	515,100
Receivable spot exchange (*2)	4,200,532	—	4,200,532
Bonds purchased under resale agreements (*2)	11,701,951	—	11,701,951	11,701,951	—	—
Domestic exchange settlement credits (*2)(*6)	30,090,598	29,699,412	391,186	—	—	391,186

Total	47,901,623	29,699,412	18,202,211	17,229,068	66,857	906,286

	December 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	1,862,681	—	1,862,681	5,540,147	115,615	577,713
Equity-linked securities index in short position (*3)	164,767	—	164,767
Payable spot exchange (*4)	4,206,027	—	4,206,027
Bonds sold under repurchase agreements (*5)	42,907	—	42,907	42,907	—	—
Domestic exchange settlement debits (*4)(*6)	36,832,774	29,699,412	7,133,362	6,231,538	—	901,824

Total	43,109,156	29,699,412	13,409,744	11,814,592	115,615	1,479,537

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	2,992,476	1,710	2,990,766	5,787,448	174,415	796,629
Receivable spot exchange (*2)	3,767,726	—	3,767,726
Bonds purchased under resale agreements (*2)	16,859,064	—	16,859,064	16,859,064	—	—
Domestic exchanges settlement credits (*2)(*6)	39,050,227	38,985,354	64,873	—	—	64,873

Total	62,669,493	38,987,064	23,682,429	22,646,512	174,415	861,502

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	3,000,160	1,710	2,998,450	5,866,682	157,750	857,961
Equity-linked securities index in short position(*3)	160,057	—	160,057
Payable spot exchange (*4)	3,723,886	—	3,723,886
Bonds sold under repurchase agreements (*5)	3,173	—	3,173	3,173	—	—
Domestic exchanges settlement debits (*4)(*6)	40,284,515	38,985,354	1,299,161	1,293,931	—	5,230

Total	47,171,791	38,987,064	8,184,727	7,163,786	157,750	863,191

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loans and receivables.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at fair value through profit or loss mandatorily measured at fair value.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)		Financial statements as of
Joint ventures and Associates	Main business	December 31, 2018	December 31, 2017
Woori Bank:
Kumho Tire Co., Inc. (*1)	Manufacturing	—	14.2	—
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	Nov. 30, 2018 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	Dec. 31, 2018
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	Nov. 30, 2018 (*3)
Chin Hung International Inc. (*2)	Construction	25.3	25.3	Nov. 30, 2018 (*3)
Poonglim Industrial Co., Ltd. (*9)	Construction	—	29.4	—
STX Engine Co., Ltd. (*10)	Manufacturing	—	29.2	—
STX Corporation (*10)	Wholesale of non-specialized goods	—	19.7	—
Saman Corporation (*5)	General construction Technology service	9.2	9.2	Sep. 30, 2018 (*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	24.5	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd. (*6)	Manufacturing	48.4	48.4	—
Kyesan Engineering Co., Ltd. (*6)	Construction	23.3	23.2	—
Good Software Lab Co., Ltd. (*6)	Service	29,4	28.9	—
Wongwang Co., Ltd. (*6)	Wholesale and real estate	29.0	29.0	—
Sejin Construction Co., Ltd. (*6)	Construction	29.6	29.6	—
QTS Shipping Co., Ltd. (*6)	Complex transportation brokerage	49.4	49.4	—
DAEA SNC Co., Ltd. (*6)	Wholesale and retail sales	24.0	24.0	—
ARES-TECH Co., Ltd. (*6)	Electronic component manufacturing	23.4	23.4	—
Force TEC Co., Ltd. (*6)(*7)	Manufacturing	25.8	—	—
Sinseong Trading Co., Ltd. (*6)(*7)	Manufacturing	27.2	—	—
Reading Doctors Co., Ltd. (*6)	Other services	35.4	35.4	—
PREXCO Co., Ltd. (*6)	Manufacturing	28.1	28.1	—
Hyunwoo International Co., Ltd. (*11)	Manufacturing	—	25.9	—
Jiwon Plating Co., Ltd. (*6)	Plating	20.8	20.5	—
Cultizm Korea LTD Co., Ltd. (*6)	Wholesale and retail sales	31.3	31.3	—
Gil Co.,Ltd. (*6)	Manufacturing	26.1	26.1	—
NK Eng Co., Ltd. (*6)	Manufacturing	23.1	23.1	—
Youngdong Sea Food Co., Ltd. (*6)(*7)	Processed sea food manufacturing	24.0	—	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Dec. 31,2018
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Dec. 31,2018
K BANK Co., Ltd. (*5)	Finance	14.1	13.0	Nov. 31, 2018(*3)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Dec. 31, 2018
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Dec. 31, 2018
Well to Sea No. 3 Private Equity Fund (*12)	Finance	50.0	50.0	Sep. 30, 2018(*3)
Partner One Value Up Ist Private Equity Fund (*8)	Other financial services	23.3	—	Dec. 31, 2018

		Percentage of ownership (%)		Financial statements as of
Joint ventures and Associates	Main business	December 31, 2018	December 31, 2017
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership (*8)	Other financial services	20.0	—	Dec. 31, 2018
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund (*8)	Other financial services	25.0	—	Dec. 31, 2018
Woori Investment Bank Co., Ltd.:
Nomura-Rifa Private Real Estate Investment Trust No.17 (*5)	Other financial services	19.4	25.0	Dec. 31, 2018
Woori Private Equity Asset Management Co., Ltd.:
Uri Hanhwa Eureka Private Equity Fund (*5)(*8)	Other financial services	0.8	—	Dec. 31, 2018

(*1)

The Group did not have significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution, and thus the entity was excluded from the investment in associates for the years ended December 31, 2018.

(*2)	The investments in associates that have quoted market prices are Chin Hung International Inc. (current period: KRW 2,065, previous year: KRW 1,915).
(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of associates are with the Group as of December 31, 2018 and 2017.
(*5)	The Group can participate in decision-making body and exercise significant influence over associates through business partnerships.
(*6)	The carrying values of investments in associates are nil as of December 31, 2018 and 2017.
(*7)

Even though the Group’s ownership ratio of the entity was more than 20%, the Group did not have significant influence over the entity because the entity was going through workout process under receivership and thus was excluded from the investment in associates. However, as the workout process was completed for the year ended December 31, 2018, it has been included in the investment in associates.

(*8)	Due to capital contribution by the Group for the year ended December 31, 2018, the entities has been included in the investment in associates.
(*9)

The Group lost significant influence over the entity due to the stock consolidation and the capital increase of the associate during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*10)	The entity was sold after it was transferred to assets held for distribution (sale) and was excluded from the investment in associates.
(*11)	The entity was excluded from the associate as the group sold its entire stake during the year ended December 31, 2018.
(*12)

The Group has entered into a contract whereas the Group (or a third party designated by the Group) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Group, when the Fund disposes them.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisi- tion	Disposal and others (*)	Dividends	Change in capital	Impairment	Others	December 31, 2018
Kumho Tire Co., Inc.	175,652	98,933	(10,451)	—	(83,286)	—	(5,196)	—	—	—
Woori Service Networks Co., Ltd.	108	158	1	—	—	(2)	—	—	—	157
Korea Credit Bureau Co., Ltd.	3,313	5,816	1,087	—	—	(113)	—	—	—	6,790
Korea Finance Security Co., Ltd.	3,267	3,519	(10)	—	—	(54)	1	—	—	3,456
Chin Hung International Inc.	130,779	45,101	1,206	—	—	—	(1,725)	—	159	44,741
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(816)	—	(5,865)	—	(266)	—	—	—
Saman Corporation	8,521	1,254	(98)	—	—	—	35	(177)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	25,847	27,611	950	360	(3,346)	(484)	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	15,000	6,840	—	8,160	—	—	300	—	—	15,300
K BANK Co., Ltd.	67,343	31,735	(10,705)	21,951	—	—	144	—	584	43,709
Smart Private Equity Fund No.2	3,000	2,932	(42)	—	—	—	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	(257)	—	—	—	—	—	—	2,700
Well to Sea No.3 Private Equity Fund	101,992	182,309	22,546	—	(508)	(517)	(6,437)	—	—	197,393
Partner One Value Up Ist Private Equity Fund	10,000	—	(52)	10,000	—	—	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,426	—	—	4,426	—	—	—	—	—	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	3,025	—	—	3,025	—	—	—	—	—	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	939	(152)	—	—	—	—	—	—	787
Uri Hanhwa Eureka Private Equity Fund	350	—	(11)	350	—	—	—	—	(339)	—

	621,299	417,051	3,196	48,272	(93,005)	(1,170)	(13,144)	(177)	404	361,427

(*)	Investments in joint ventures and associates decreased by 83,286 million Won through transfers to financial assets at FVTOCI (K-IFRS 1109) which occurred during the year ended December 31, 2018.

	For the year ended December 31, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisition (*)	Disposal and others	Dividends	Change in capital	Impairment	Others (*)	December 31, 2017
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	—	15,289	(4,617)	—	(7,369)	(3,303)	—	—	—	—
Kumho Tire Co., Inc.	175,652	200,332	(102)	—	—	—	1,545	(102,842)	—	98,933
Woori Service Networks Co., Ltd.	108	145	21	—	—	(8)	—	—	—	158
Korea Credit Bureau Co., Ltd.	3,313	5,592	371	—	—	(147)	—	—	—	5,816
Korea Finance Security Co., Ltd.	3,266	3,376	197	—	—	(54)	—	—	—	3,519
Chin Hung International Inc.	89,725	43,032	(14,375)	41,053	—	—	1,535	—	(26,144)	45,101
Poonglim Industrial Co., Ltd.	13,916	—	(6,733)	—	—	—	—	—	6,733	—
STX Engine Co., Ltd.	92,038	43,036	(1,010)	—	(46,217)	—	4,191	—	—	—
Samho Co., Ltd.	7,492	19,729	2,021	—	(16,354)	—	(73)	(5,323)	—	—
STX Corporation	42,215	—	(29,788)	8,546	—	—	417	—	27,772	6,947
Saman Corporation	8,521	8,699	(733)	—	—	—	26	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	13,602	13,118	(582)	15,729	(498)	—	(156)	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,800	—	5,040	—	—	—	—	—	6,840
K BANK Co., Ltd.	32,500	30,442	(11,381)	12,892	—	—	(245)	—	27	31,735
Smart Private Equity Fund No.2	3,000	—	(68)	3,000	—	—	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	1,500	—	(43)	3,000	—	—	—	—	—	2,957
Well to Sea No.3 Private Equity Fund	102,500	—	80,894	102,500	(508)	—	(577)	—	—	182,309
Woori Renaissance Holdings	—	54,422	(622)	—	—	(57,109)	—	—	3,309	—
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	—	(61)	1,000	—	—	—	—	—	939

	592,148	439,012	13,389	192,760	(70,946)	(60,621)	6,663	(114,903)	11,697	417,051

(*)	Changes in investments in joint ventures and associates due to debt-equity swap is 51,227 million Won.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,066	1,886	15,803	819
Korea Credit Bureau Co., Ltd.	88,797	22,788	78,018	9,901
Korea Finance Security Co., Ltd.	35,155	12,114	60,706	17
Chin Hung International Inc.	412,205	332,268	606,192	6,402
Saman Corporation	97,720	69,915	75,825	(869)
Woori Growth Partnerships New Technology Private Equity Fund	109,167	440	5,943	4,117
2016KIF-IMM Woori Bank Technology Venture Fund	73,231	12	16	(1,510)
K BANK Co., Ltd.	2,024,856	1,807,502	60,039	(69,256)
Smart Private Equity Fund No.2	14,502	51	1	(209)
Woori Bank-Company K Korea Movie Asset Fund	10,805	5	1,663	(299)
Well to Sea No.3 Private Equity Fund	5,968,591	5,395,307	429,742	39,711
Partner One Value Up Ist Private Equity Fund	42,776	—	326	(224)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,200	757	390	(1,268)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	12,014	105	3	(191)
Nomura-Rifa Private Real Estate Investment Trust No.17	20,197	16,178	10	(228)
Uri Hanhwa Eureka Private Equity Fund	42,332	181	1	(1,349)

	December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss)
Kumho Tire Co., Inc.	5,105,107	3,928,327	2,136,569	(61,748)
Woori Service Networks Co., Ltd.	4,982	1,780	14,887	1,003
Korea Credit Bureau Co., Ltd.	75,504	19,323	68,750	3,580
Korea Finance Security Co., Ltd.	33,915	10,461	55,610	1,071
Chin Hung International Inc.	341,284	259,454	513,285	28,698
Poonglim Industrial Co., Ltd.	241,063	309,925	107,360	(29,812)
STX Corporation	595,348	543,458	1,371,272	342,869
Saman Corporation	98,435	69,929	76,135	(6,096)
Woori Growth Partnerships New Technology Private Equity Fund	120,133	485	1,024	(3,199)
2016KIF-IMM Woori Bank Technology Venture Fund	32,815	380	6	(1,515)
K BANK Co., Ltd.	1,244,270	1,001,121	19,231	(74,403)
Smart Private Equity Fund No.2	14,711	51	1	(340)
Woori Bank-Company K Korea Movie Asset Fund	11,830	2	16	(172)
Well to Sea No.3 Private Equity Fund	5,068,424	4,534,957	131,488	162,743
Nomura-Rifa Private Real Estate Investment Trust No.17	20,265	16,507	62	(242)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2018 and 2017, are as follows:

	December 31, 2018
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

	December 31, 2017
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	465,050	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
Youngdong Sea Food Co., Ltd.	12,106	24.0
Sinseong Trading Co., Ltd.	2,584	27.2
CL Tech Co., Ltd.	13,759	38.6
Force TEC Co., Ltd.	4,780,907	25.8
Protronics Co., Ltd.	95,921	48.1
Instern Co., Ltd.	14,296	20.1

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)

As of December 31, 2018 and 2017, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Service Networks Co., Ltd.	3,180	4.9	157	—	—	—	157
Korea Credit Bureau Co., Ltd.	66,009	9.9	6,544	246	—	—	6,790
Korea Finance Security Co., Ltd.	23,041	15.0	3,456	—	—	—	3,456
Chin Hung International Inc. (*)	79,793	25.3	20,192	24,565	—	(16)	44,741
Saman Corporation	27,805	9.2	2,556	5,373	(6,915)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	108,727	23.1	25,091	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	73,219	20.0	14,644	—	—	656	15,300
K BANK Co., Ltd.(*)	290,597	14.1	40,984	2,725	—	—	43,709
Smart Private Equity Fund No.2	14,451	20.0	2,890	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	10,800	25.0	2,700	—	—	—	2,700
Well to Sea No.3 Private Equity Fund (*)	396,248	50.0	198,027	—	—	(634)	197,393
Partner One Value Up Ist Private Equity Fund	42,776	23.3	9,948	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,443	20.0	4,089	—	—	337	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	11,909	25.0	2,977	—	—	48	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	4,019	19.4	780	—	—	7	787
Uri Hanhwa Eureka Private Equity Fund	42,151	0.8	339	—	—	(339)	—

	December 31, 2017
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Kumho Tire Co., Inc. (*)	1,065,421	14.2	150,767	48,459	(102,843)	2,549	98,932
Woori Service Networks Co., Ltd.	3,202	4.9	158	—	—	—	158
Korea Credit Bureau Co., Ltd.	56,181	9.9	5,568	248	—	—	5,816
Korea Finance Security Co., Ltd.	23,454	15.0	3,519	—	—	—	3,519
Chin Hung International Inc. (*)	81,686	25.3	20,671	24,565	—	(136)	45,100
Poonglim Industrial Co., Ltd. (*)	(168,154)	29.4	(49,446)	54,542	(20,504)	15,408	—
STX Corporation	51,890	19.7	10,232	24,614	(27,904)	5	6,947
Saman Corporation	28,506	9.2	2,619	5,373	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	119,648	23.1	27,611	—	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	32,435	20.0	6,487	—	—	353	6,840
K BANK Co., Ltd.	243,149	13.0	31,535	—	—	200	31,735
Smart Private Equity Fund No.2	14,660	20.0	2,932	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	11,828	25.0	2,957	—	—	—	2,957
Well to Sea No.3 Private Equity Fund (*)	364,909	50.0	182,366	—	—	(57)	182,309
Nomura-Rifa Private Real Estate Investment Trust No.17	3,758	25.0	939	—	—	—	939

(*)	The net asset amount is after reflecting debt-equity swap and others.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Acquisition cost	416,649	404,741
Accumulated depreciation	(38,580)	(33,440)

Net carrying value	378,069	371,301

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Beginning balance	371,301	358,497
Acquisition	15,195	9,872
Disposal	(3,045)	(458)
Depreciation	(4,045)	(3,902)
Transfers from(to) premises and equipment	7,623	2,472
Classified to assets held for distribution (sale)	(10,056)	(371)
Foreign currencies translation adjustments	(5)	(324)
Others	1,101	5,515

Ending balance	378,069	371,301

(3)

Fair value of investment properties is amounting to 438,407 million Won and 396,587 million Won as of December 31, 2018 and 2017, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)	Rental fee earned from investment properties is amounting to 5,080 million Won and 4,579 million Won for the years ended December 31, 2018 and 2017, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,481,776	872,063	717,141	445,157	8,381	20	3,524,538
Accumulated depreciation	—	(210,301)	(485,119)	(387,960)	—	(17)	(1,083,397)

Net carrying value	1,481,776	661,762	232,022	57,197	8,381	3	2,441,141

	December 31, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,487,278	867,804	1,024,186	429,665	64,559	20	3,873,512
Accumulated depreciation	—	(186,958)	(844,114)	(364,878)	—	(17)	(1,395,967)

Net carrying value	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisitions	1,372	14,701	76,783	17,527	8,285	—	118,668
Disposals	(29)	—	(5,192)	(737)	(187)	—	(6,145)
Depreciation	—	(26,014)	(76,171)	(32,162)	—	—	(134,347)
Classified to assets held for distribution (sale)	(3,746)	(2,742)	(7,991)	(397)	(718)	—	(15,594)
Transfer	(2,863)	(4,760)	63,432	—	(63,432)	—	(7,623)
Foreign currencies translation adjustments	(236)	(257)	(69)	323	(126)	—	(365)
Acquisition through business combination	—	—	969	661	—	—	1,630
Others	—	(12)	189	7,195	—	—	7,372

Ending balance	1,481,776	661,762	232,022	57,197	8,381	3	2,441,141

	For the year ended December 31, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025
Acquisitions	4,755	22,579	59,694	23,420	51,797	—	162,245
Disposals	(1,840)	(2,593)	(442)	(1,231)	—	—	(6,106)
Depreciation	—	(26,156)	(74,223)	(31,728)	—	(1)	(132,108)
Classified to assets held for sale	(2,693)	(1,059)	549	—	—	—	(3,203)
Transfer	(196)	(2,134)	5,411	—	(5,553)	—	(2,472)
Foreign currencies translation adjustments	(1,493)	(1,393)	(2,023)	(1,315)	(402)	—	(6,626)
Others	—	(97)	1,204	6,683	—	—	7,790

Ending balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	153,602	38,839	1,250	305,114	728,399	24,099	10,415	1,261,718
Accumulated amortization	—	(12,602)	(688)	(68,696)	(589,557)	—	—	(671,543)
Accumulated impairment losses	—	—	—	—	—	(2,920)	—	(2,920)

Net carrying value	153,602	26,237	562	236,418	138,842	21,179	10,415	587,255

	December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	108,707	203,418	1,063	260,087	634,150	27,337	153,209	1,387,971
Accumulated amortization	—	(162,746)	(524)	(182,846)	(516,467)	—	—	(862,583)
Accumulated impairment losses	—	—	—	—	(137)	(6,652)	—	(6,789)

Net carrying value	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599
Acquisitions	—	6,839	195	20,935	45,205	5,162	97,067	175,403
Disposal	—	(4,359)	—	—	(196)	(2,871)	—	(7,426)
Amortization (*)	—	(14,028)	(172)	(46,045)	(73,913)	—	—	(134,158)
Reversal of impairment loss	—	—	—	—	—	674	—	674
Classified to assets held for distribution (sale)	—	(3,490)	—	(3,902)	(455)	(2,419)	—	(10,266)
Transfer	—	—	—	188,189	51,672	—	(239,861)	—
Acquisition through business combination	46,752	763	—	—	—	—	—	47,515
Foreign currencies translation adjustment	(1,857)	(165)	—	—	(227)	(52)	—	(2,301)
Others	—	5	—	—	(790)	—	—	(785)

Ending balance	153,602	26,237	562	236,418	138,842	21,179	10,415	587,255

(*) Amortization of other intangible assets amounting to 51,770 million Won is included in other operating expenses.
	For the year ended December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	124,803	35,477	313	70,697	164,364	20,086	67,999	483,739
Acquisitions	105	9,722	349	29,133	22,531	1,867	93,716	157,423
Disposal	—	—	—	—	(37)	(944)	—	(981)
Amortization (*)	—	(16,258)	(123)	(22,534)	(60,869)	—	—	(99,784)
Impairment loss	—	—	—	—	(78)	(159)	—	(237)
Transfer	—	7,987	—	—	—	—	(7,987)	—
Foreign currencies translation adjustment	(16,201)	(952)	—	36	(2,742)	(160)	(519)	(20,538)
Others	—	4,696	—	(91)	(5,623)	(5)	—	(1,023)

Ending balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599

(*)	Amortization of other intangible assets amounting to 48,292 million Won is included in other operating expenses.

(3)	Details of goodwill as of December 31, 2018 and 2017 are as follow(Unit: Korea Won in millions)

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 3.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

17.	ASSETS HELD FOR DISTRIBUTION (SALE)

(1)	Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Disposal group as held for distribution	75,590	—
Investments in joint ventures and associates	—	46,217
Premises and equipment, etc. (*)	17,912	2,407

Total	93,502	48,624

(*)	The Group classified premises and equipment that are highly likely to be sold within one year as assets held for distribution (sale).

(2)	Disposal group as held for distribution:

In accordance with the establishment of financial holding company and plans on share transfer, the Group classified assets, liabilities and equity of each subsidiary as of the end of the reporting period. The details of disposal group held for sale as of December 31, 2018 as follows:

	Gross amount	Intercompany eliminations	Net amount
Disposal group as held for distribution
Cash And Cash Equivalents	90,771	(55,500)	35,271
Financial assets at FVTPL	133	—	133
Loans and other financial assets at amortized cost	66,514	(57,251)	9,263
Investments in joint ventures and associates	339	—	339
Investment properties	127	—	127
Premises and equipment	9,351	—	9,351
Intangible assets	10,265	—	10,265
Current tax assets	242	—	242
Deferred tax assets	9,778	—	9,778
Others	821	—	821

Total	188,341	(112,751)	75,590

Liabilities of a disposal group classified as held for distribution
Debentures	10,000	—	10,000
Provisions	1,451	—	1,451
Net defined benefit liability	34,427	—	34,427
Current tax liabilities	2,519	—	2,519
Other financial liabilities	17,979	(576)	17,403
Other liabilities	6,860	—	6,860

Total	73,236	(576)	72,660

The Group calculated net fair value of each subsidiary subject to future distribution as of December 31, 2018 based on the value of net asset and net income. The computed value is 110,773 million Won, and classified as Level 3 in the fair value hierarchy.

The Group measured assets held for distribution (sale) as the smaller amount between the fair value less cost of sale and book value.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2018
		Collateral given to	Amount	Reason for collateral
Loan at amortized cost and other financial assets	Due from banks on time in local currency	Daishin AMC and others	1,500	Right of pledge
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	38,112	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	202,156	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	2,919,042	Settlement risk and others
	Korean financial institutions’ debt securities	Banco Bilbao Vizcaya Argentaria, S.A	33,588	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,552	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,382,188	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,987	Right to collateral and others

		Total	9,588,125

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks on time in local currency	Bank of China and others	6,629	Collaterals for issuing letter of guarantee and others
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,136	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Korean treasury and corporate bonds	Korea Securities Depository and others	9,998	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	1,570,608	Settlement risk and others
HTM financial assets	Korean treasury and government bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	7,605,292	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	6,186	Leasehold rights and others

		Total	9,725,617

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)

There are no the carrying amounts of assets acquired through foreclosure and the carrying amounts of assets acquired through foreclosure of December 31, 2017 are as follows. (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Land	—	332
Buildings	—	44

Total	—	376

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	40,029	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

Total		40,029	170,256

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,262,041	—

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	17,671,490	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Prepaid expenses	160,327	130,245
Advance payments	18,448	18,363
Non-operative assets	—	376
Others	18,057	9,420

Total	196,832	158,404

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,117,919	—
Financial liabilities held for trading	—	3,176,113
Financial liabilities at fair value through profit or loss designated as upon initial recognition	164,767	—
Financial liabilities designated as at FVTPL	—	251,796

Total	2,282,686	3,427,909

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value (Financial liabilities held for trading) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Deposits
Gold banking liabilities	27,058	25,964
Derivative liabilities	2,090,861	3,150,149

Total	2,117,919	3,176,113

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Equity-linked securities index
Equity-linked securities index in short position	164,767	160,057
Debentures
Debentures in local currency	—	91,739

Total	164,767	251,796

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	Accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition does not have.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index and debentures. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Carrying amount	164,767	251,796
Nominal amount at maturity	217,280	255,408

Difference	(52,513)	(3,612)

(6)	Changes in equity in relation to financial liabilities at fair value through profit or loss designated as upon initial recognition

The cumulative gain or loss realized as a result of the derecognition of financial liabilities designated as at FVTPL that is presented in other comprehensive income and transferred within equity is 4 million (after income tax expense) Won for the year ended December 31, 2018.

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Deposits in local currency:
Deposits on demand	11,076,417	9,349,070
Deposits at termination	204,051,570	194,292,679
Mutual installment	30,783	34,055
Deposits on notes payables	1,891,556	1,323,679
Deposits on CMA	137,316	164,431
Customer deposit for security investment	30,000	50,000
Certificate of deposits	6,510,571	4,436,443
Other deposits	1,409,505	1,401,841

Sub-total	225,137,718	211,052,198

Deposits in foreign currency:
Deposits in foreign currencies	23,626,234	23,682,896

Present value discount	(73,013)	(40,010)

Total	248,690,939	234,695,084

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,335,459
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,771,379
Others	The Korea Development Bank and others	0.0 ~ 4.0	4,716,231

Sub-total			7,823,069

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 7.5	7,308,857
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.9	33,543

Sub-total			7,342,400

Bills sold	Others	0.0 ~ 1.8	19,336
Call money	Bank and others	0.0 ~ 7.3	975,358
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	42,907
Present value discount			(84)

Total			16,202,986

	December 31, 2017
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,404,087
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.9	1,723,340
Others	The Korea Development Bank and others	0.0 ~ 3.2	3,957,421

Sub-total			7,084,848

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 6.8	6,996,551
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Sub-total			7,024,836

Bills sold	Others	0.0 ~ 1.2	36,953
Call money	Bank and others	1.5 ~ 2.7	635,061
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 12.7	3,173
Present value discount			(165)

Total			14,784,706

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2018		December 31, 2017
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	1.6 ~ 4.5	22,422,183	1.5 ~ 5.8	22,468,908
Subordinated bonds	3.0 ~ 12.6	5,358,838	3.4 ~ 12.6	4,781,301
Other bonds	1.9 ~ 17.0	974,230	1.6 ~ 17.0	649,615

Sub-total		28,755,251		27,899,824

Discounts on bonds		(29,389)		(30,173)

Total		28,725,862		27,869,651

(*)

Included debentures under fair value hedge relationships are 2,956,565 million Won and 3,089,751 million Won as of December 31, 2018 and 2017, respectively. Also, debentures under cash flow hedge amounting to 823,219 million Won and 694,548 million Won are included as of December 31, 2018 and 2017, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Asset retirement obligation	67,093	61,872
Provisions for guarantees (*1)	89,761	183,247
Provisions for unused loan commitments	121,535	66,115
Provisions for customer reward credits	49,180	40,445
Other provisions (*2)	62,293	58,791

Total	389,862	410,470

(*1)	Provisions for guarantees includes provision for financial guarantee of 47,817 million Won and 71,697 million Won as of December 31, 2018 and 2017, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*1)	47,132	18,281	127,511	192,924
Replaced with 12-month expected credit loss	92	(92)	—	—
Replaced with expected credit loss for the entire period	(237)	91,008	(90,771)	—
Replaced with credit-impaired financial assets	(38)	(29)	67	—
Provisions used	(20,429)	—	—	(20,429)
Net reversal of unused amount	(4,866)	(75,410)	(25,709)	(105,985)
Others (*2)	23,249	2	—	23,251

Ending balance	44,903	33,760	11,098	89,761

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	This is the effect of new financial guarantee contracts that are initially measured at fair value.

For the year ended December 31, 2017
Provision for guarantees
Beginning balance	238,117
Provisions provided	4,876
Provisions used and others	(24,898)
Reversal of unused amount	(60,300)
Foreign currencies translation adjustments	9
Others	25,443

Ending balance	183,247

2)	Provisions for unused loan commitment

	For the year ended December 31, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	75,232	27,875	1,878	104,985
Replaced with 12-month expected credit loss	7,770	(7,396)	(374)	—
Replaced with expected credit loss for the entire period	(2,376)	2,525	(149)	—
Replaced with credit-impaired financial assets	(213)	(1,579)	1,792	—
Net provision(reversal) of unused amount	(5,813)	23,860	(1,521)	16,526
Others	24	—	—	24

Ending balance	74,624	45,285	1,626	121,535

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the year ended December 31, 2017
Provision for unused loan commitments
Beginning balance	87,909
Provisions provided	2,028
Provisions used and others	(68)
Reversal of unused amount	(23,744)
Foreign currencies translation adjustments	(10)

Ending balance	66,115

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Beginning balance	61,872	58,076
Provisions provided	1,489	2,225
Provisions used	(913)	(1,283)
Reversal of provisions unused	(1,038)	(733)
Amortization	564	428
Increase in restoration costs and others	5,119	3,159

Ending balance	67,093	61,872

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2018, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	40,445	58,791	99,236
Provisions provided	70,138	8,384	78,522
Provisions used	(98,170)	(6,940)	(105,110)
Reversal of unused amount	—	(52)	(52)
Foreign currencies translation adjustments	—	(194)	(194)
Transfer (*)	9,228	—	9,228
Others	27,539	2,304	29,843

Ending balance	49,180	62,293	111,473

	For the years ended December 31, 2017
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	22,093	22,282	44,375
Provisions provided	62,593	42,042	104,635
Provisions used	(84,979)	(8,014)	(92,993)
Reversal of unused amount	—	(77)	(77)
Foreign currencies translation adjustments	—	(249)	(249)
Transfer (*)	21,808	—	21,808
Others	18,930	2,807	21,737

Ending balance	40,445	58,791	99,236

(*)	As the credits of the affiliates were transferred to the Group, the allowance for the provisions for customer reward credits increased for the years ended December 31, 2018, and 2017, respectively.

(5)	Others

The Group provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.
Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.
Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Present value of defined benefit obligation	1,209,669	1,071,170
Fair value of plan assets	(1,070,987)	(1,027,906)

Net defined benefit liability	138,682	43,264

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018	For the year ended December 31, 2017
Beginning balance	1,071,170	984,381
Current service cost	144,394	146,750
Interest cost	32,143	26,629
Remeasurements	100,854	(20,389)
Foreign currencies translation adjustments	(3)	(279)
Retirement benefit paid	(74,952)	(55,552)
Curtailment or settlement	—	(10,928)
Transfer to assets held for distribution (sale)	(65,351)	—
Others	1,414	558

Ending balance	1,209,669	1,071,170

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018	For the year ended December 31, 2017
Beginning balance	1,027,906	990,653
Interest income	33,825	30,601
Remeasurements	(14,783)	(14,125)
Employer’s contributions	128,926	43,114
Retirement benefit paid	(71,672)	(51,877)
Curtailment or settlement	—	(11,052)
Transfer to assets held for distribution (sale)	(30,924)	—
Others	(2,291)	40,592

Ending balance	1,070,987	1,027,906

(4)

Plan assets wholly consist of fixed deposits as of December 31, 2018 and 2017. Among plan assets, realized returns on plan assets amount to 19,042 million Won and 16,476 million Won for the years ended December 31, 2018 and 2017, respectively.

Meanwhile, the contribution expected to be paid in the next accounting year amounts to 161,571 million Won.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018	For the year ended December 31, 2017
Current service cost	144,394	146,750
Net interest income	(1,682)	(3,972)
Loss on the curtailment or settlement	—	124

Cost recognized in net income	142,712	142,902

Remeasurements	115,637	(6,264)

Cost recognized in total comprehensive income	258,349	136,638

Retirement benefit service costs related to defined contribution plans amount to 2,437 million Won and 3,946 million Won for the years ended December 31, 2018 and 2017, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2018	December 31, 2017
Discount rate	2,69%	3.18%
Future wage growth rate	6.18%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 8.05 ~ 13.21 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2018(*)	December 31, 2017(*)
Discount rate	Increase by 1% point	(116,812)	(116,405)
	Decrease by 1% point	136,990	137,151
Future wage growth rate	Increase by 1% point	135,767	136,707
	Decrease by 1% point	(118,020)	(117,765)

(*)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Other financial liabilities:
Accounts payable	5,407,025	4,692,320
Accrued expenses	2,212,350	2,049,861
Borrowings from trust accounts	3,747,492	3,271,817
Agency business revenue	396,735	344,591
Foreign exchange payables	539,554	590,667
Domestic exchange settlement credits	7,134,966	1,309,646
Other miscellaneous financial liabilities	1,990,426	1,635,156
Present value discount	(2,484)	(1,597)

Sub-total	21,426,064	13,892,461

Other liabilities:
Unearned income	204,034	180,664
Other miscellaneous liabilities	134,241	103,317

Sub-total	338,275	283,981

Total	21,764,339	14,176,442

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	—	—	—	—	—	—
Swaps	150,710,490	35,503	218,140	665	17,654	266,207
Purchase options	530,000	—	10,461	—	—	—
Written options	525,000	—	—	—	—	12,438
Currency:
Futures	320,213	—	—	—	—	—
Forwards	88,376,776	—	843,621	—	—	777,039
Swaps	67,179,195	—	761,907	33,089	—	773,701
Purchase options	1,933,454	—	17,544	—	—	—
Written options	3,134,774	—	—	—	—	20,747
Equity:
Futures	186,737	—	—	—	—	—
Swaps	441,573	—	31,377	—	—	1,217
Purchase options	4,925,315	—	143,029	—	—	—
Written options	6,145,935	—	—	—	—	239,512

Total	324,409,462	35,503	2,026,079	33,754	17,654	2,090,861

	December 31, 2017
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—	—
Swaps	130,197,378	59,272	223,935	—	12,103	253,972
Purchase options	630,000	—	12,346	—	—	—
Written options	795,000	—	—	—	—	12,869
Currency:
Futures	318,217	—	—	—	—	—
Forwards	72,526,956	—	1,314,368	—	—	1,375,799
Swaps	48,176,306	—	1,352,924	55,651	—	1,347,905
Purchase options	2,291,154	—	64,267	—	—	—
Written options	4,038,237	—	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—	—
Swaps	15,000	—	103	—	—	10
Purchase options	5,060,706	—	146,775	—	—	—
Written options	4,504,290	—	—	—	—	99,770
Others:
Futures	—	—	—	—	—	—
Swaps	7,805	—	1,056	—	—	1,037
Purchase options	—	—	—	—	—	—
Written options	5,000	—	—	—	—	100

Total	268,733,330	59,272	3,115,774	55,651	12,103	3,150,149

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,956,565 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the end of the current period, the Group has applied cash flow hedge on foreign currency denominated debentures amounting to 723,308 million Won and debentures on local currency amounting to 99,911 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; and ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party to the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of currency swap contract and the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument as of December 31, 2018 are as follows (Unit: USD, SGD and Korean Won in millions):

	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap(USD)	—	1,350,000,000	1,300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap(USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency swap(SGD)	—	204,000,000	—	204,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2018 are as follows:

Average interest rate and average currency rate
Fair value hedge
Interest rate risk
Interest rate swaps(USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	KRW 3Y CMS+0.395% receipt, KRW 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap(USD)	USD 3M Libor+0.7% receipt, KRW 1.74% paid, USD/KRW = 1,136 USD 1M Libor+0.517% receipt, KRW 1.70% paid, USD/KRW = 1,178
Foreign currencies translation risk
Currency swap(SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828

(5)	The amounts related to items designated as hedging instruments as of December 31, 2018 are as follows (Unit: USD, SGD and Korean Won in millions):

	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps(USD)	2,650,000,000	35,503	17,654	Derivative assets (Designated for hedging) Derivative liabilities (Designated for hedging)	(27,362)
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	100,000	—	665	Derivative liabilities (Designated for hedging)	(665)
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	500,000,000	—	28,907	Derivative liabilities (Designated for hedging)	21,582
Foreign currencies translation risk
Currency swap (SGD)	204,000,000	—	4,182	Derivative liabilities (Designated for hedging)	2,353

(6)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of December 31, 2018 are as follows (Unit: Korean won in millions):

	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debenture	—	2,956,565	—	5,200	Debentures	25,498	—
Cash flow hedge
Interest rate risk
Debenture	—	99,911		—	Debentures	521	(371)
Foreign currencies translation risk and interest rate risk
Debenture	—	557,186		—	Debentures	(16,790)	(1,211)
Foreign currencies translation risk
Debenture	—	166,122		—	Debentures	(1,762)	(2,287)

(*) After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		Hedge ineffectiveness recognized in profit or loss	Line item in the profit that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,864)	Other net operating income

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges is as follows (Unit: Korean Won in millions):

		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss because of the reclassification
Cash flow hedge	Interest rate risk	(517)	(148)	—	Other net operating expense	—	Other net operating expense
	Foreign currencies translation risk and interest rate risk	21,429	153	(882)	Other net operating income (expense)	(23,084)	Other net operating expense
	Foreign currencies translation risk	2,353	—	(491)	Other net operating income	(3,601)	Other net operating expense

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Beginning balance	7,416	13,422
New transactions	23,678	500
Amounts recognized in losses	(5,631)	(6,506)

Ending balance	25,463	7,416

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	December 31, 2018	December 31, 2017
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding for the years ended December 31, 2018 and 2017.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Capital in excess of par value	269,533	269,533
Other capital surplus	16,356	16,347

Total	285,889	285,880

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2018	December 31, 2017
Securities in local currency	June 20, 2008	June 20, 2038	7.7	—	255,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	—
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(13,837)	(12,912)

Total				3,161,963	3,017,888

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Accumulated other comprehensive loss:
Net loss on valuation of financial assets at FVTOCI	(87,182)	—
Gain on valuation of AFS financial assets	—	301,930
Gain on financial liabilities at FVTPL(K-IFRS 1109) designated as upon initial recognition due to own credit risk	—	—
Share of other comprehensive gain(loss) of joint ventures and associates	302	(1,251)
Loss on foreign currency translation of foreign operations	(244,735)	(242,700)
Remeasurement loss related to defined benefit plan	(223,529)	(152,624)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	777
Equity related to assets held for distribution (sale)	(13,197)	4,145

Sub-total	(572,210)	(89,723)

Treasury shares	(34,113)	(34,113)
Other capital adjustments(*)	(1,607,647)	(1,815,438)

Total	(2,213,970)	(1,939,274)

(*)	Other capital adjustments include gain or loss on capital transactions that was recognized in 2014 as a result of the merger of Woori Bank and Woori Finance Holdings Co., Ltd.

(2)	Changes in the accumulated other comprehensive loss, net of tax, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Beginning balance (*1)	Increase (decrease) (*2)(*3)	Reclassification adjustments	Related to assets held for distribution (sale)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(88,906)	(8,677)	8,015	—	2,386	(87,182)
Gain (loss) on financial liabilities at FVTPL (K-IFRS 1109) designated as upon initial recognition due to own credit risk	(96)	132	—	—	(36)	—
Share of other comprehensive gain (loss) of joint ventures and associates	(2,656)	4,080	—	—	(1,122)	302
Gain (loss) on foreign currency translation of foreign operations	(242,806)	(2,661)	—	—	732	(244,735)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(85,007)	—	(13,197)	27,033	(223,529)
Gain (loss) on valuation of derivatives designated as cash flow hedges	777	30,655	(26,871)	—	(8,430)	(3,869)
Transfer to assets held for distribution (sale)	4,145	(17,342)	—	—	—	(13,197)

Total	(481,900)	(78,820)	(18,856)	(13,197)	20,563	(572,210)

(*1)	The beginning balance was adjusted in accordance with K-IFRS 1109.
(*2)	Net gain (loss) on valuation of financial assets at FVTOCI included the 1,009 million Won transfer to retained earnings due to disposal of equity securities.
(*3)

Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk included the 4 million Won transfer to retained earnings due to redemption.

	For the year ended December 31, 2017
	Beginning balance	Increase (decrease)(*)	Reclassif- ication adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	386,981	80,997	(164,803)	(1,245)	301,930
Share of other comprehensive income (loss) of joint ventures and associates	(1,863)	2,516	—	(1,904)	(1,251)
Gain (loss) on foreign currency translation of foreign operations	(48,353)	(193,272)	—	(1,075)	(242,700)
Remeasurement gain (loss) related to defined benefit plan	(163,397)	6,216	—	4,557	(152,624)
Gain (loss) on valuation of cash flow hedges	—	1,025	—	(248)	777
Transfer to assets held for sale	—	4,145	—	—	4,145

Total	173,368	(98,373)	(164,803)	85	(89,723)

(*)

For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS AND OTHER RESERVE

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017
Legal reserve	Earned surplus reserve	1,857,754	1,729,754
	Other legal reserve	46,384	45,668

	Sub-total	1,904,138	1,775,422

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,759,804	7,418,806
	Regulatory reserve for credit loss	2,578,457	2,438,191
	Revaluation reserve	715,860	751,964
	Other voluntary reserve	—	11,700

	Sub-total	11,297,521	10,864,061

Retained earnings before appropriation(*)		3,922,998	2,980,523

Total		17,124,657	15,620,006

(*)	The unappropriated retained earnings for the current period has been restated in accordance with K-IFRS 1109.

i.	Earned surplus reserve

In accordance with the Article 40, Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank limits such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

In accordance with attached table 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), the Group shall disclose the difference as the planned regulatory reserve for credit loss. The planned provision (reversal) is recognized subsequent to December 31, 2018.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Balance as at December 31	2,578,457	2,438,191
Planned provision (reversal) of regulatory reserve for credit loss	(222,211)	140,266

Balance after recognizing the planned provision (reversal)	2,356,246	2,578,457

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2018	2017
Net income	2,051,649	1,530,088
Provision of regulatory reserve for credit loss(*)	40,875	140,266
Adjusted net income after the provision of regulatory reserve	2,010,774	1,389,822
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	2,762	1,817

(*) The amount of reserve for credit loss for the year ended December 31, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

Dividends for the years 2018 and 2017 are 650 Won and 500 Won, respectively, and the total amount of dividends paid are 437,626 million Won and 336,636 million Won, respectively. The dividends for the current period will be submitted as an agenda in the upcoming annual shareholders’ meeting scheduled on March 27, 2019.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Financial assets at FVTPL (K-IFRS 1109)	54,243	—
Financial assets at FVTOCI	280,371	—
Financial assets at amortized cost
Securities at amortized cost	376,788	—
Loans and other financial assets at amortized cost:
Interest on due from banks	112,581	—
Interest on loans	8,832,485	—
Interest of other receivables	28,031	—

Sub-total	9,349,885	—

Financial assets at FVTPL (K-IFRS 1039)	—	53,348
AFS financial assets	—	239,030
HTM financial assets	—	307,965
Loans and receivables:
Interest on due from banks	—	83,325
Interest on loans	—	7,835,957
Interest of other receivables	—	31,062

Sub-total	—	7,950,344

Total	9,684,499	8,550,687

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Interest on deposits due to customers	2,917,165	2,380,263
Interest on borrowings	306,739	238,212
Interest on debentures	720,394	638,653
Other interest expense	89,250	72,909

Total	4,033,548	3,330,037

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Fees and commission received for brokerage	162,344	164,041
Fees and commission received related to credit	173,233	166,364
Fees and commission received for electronic finance	121,250	110,105
Fees and commission received on foreign exchange handling	60,433	58,383
Fees and commission received on foreign exchange	66,036	61,552
Fees and commission received for guarantee	65,254	65,779
Fees and commission received on credit card	598,705	1,072,423
Fees and commission received on securities business	96,379	80,872
Fees and commission from trust management	177,456	141,766
Fees and commission received on credit Information	12,985	11,737
Other fees	146,689	136,176

Total	1,680,764	2,069,198

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Fees and commissions paid	174,669	164,834
Credit card commission	428,613	828,363
Brokerage commission	1,833	558
Others	5,675	4,977

Total	610,790	998,732

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Financial assets at FVTPL (K-IFRS 1109)	67,892	—
Financial assets at FVTPL (K-IFRS 1039)	—	446
Financial assets at FVTOCI	22,660	—
AFS financial assets	—	124,546

Total	90,552	124,992

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2018
Dividend income recognized from assets held
Equity securities	22,386
Dividend income recognized in assets derecognized	274

Total	22,660

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE (K-IFRS 1109 AND 1039)

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL (K-IFRS 1109 and 1039) are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	196,959	—
Gain on financial instruments held for trading	—	6,123
Gain on financial instruments at fair value through profit or loss designated as upon initial recognition	17,484	—
Loss on financial instruments designed as at fair value through profit or loss	—	(110,950)

Total	214,443	(104,827)

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss mandatorily measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2018	2017
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	137,237	2,764
		Gain on disposals	45,105	20,528
		Loss on valuation	(25,499)	(13,757)
		Loss on disposals	(26,728)	(6,466)

		Sub-total	130,115	3,069

	Loans	Gain on valuation	1,606	—
		Gain on disposals	4,136	—
		Loss on valuation	(4,805)	—
		Loss on disposals	(117)	—

		Sub-total	820	—

		Gain on valuation	2,050	6,524
		Gain on disposals	530	2,353
	Other financial assets	Loss on valuation	(2,280)	(7,885)
		Loss on disposals	(86)	(619)

		Sub-total	214	373

Sub-total			131,149	3,442

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	1,255,581	1,088,192
		Loss on transactions and valuation	(1,303,244)	(1,043,312)

		Sub-total	(47,663)	44,880

	Currency derivatives	Gain on transactions and valuation	4,935,922	7,253,426
		Loss on transactions and valuation	(4,822,915)	(7,408,741)

		Sub-total	113,007	(155,315)

	Equity derivatives	Gain on transactions and valuation	486,560	511,220
		Loss on transactions and valuation	(484,986)	(397,462)

		Sub-total	1,574	113,758

	Other derivatives	Gain on transactions and valuation	4,138	4,056
		Loss on transactions and valuation	(5,246)	(4,698)

		Sub-total	(1,108)	(642)

Sub-total			65,810	2,681

Total			196,959	6,123

(3)

Details of net gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gain(loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(2,058)	(79,965)
Gain(loss) on valuation of equity-linked securities	17,945	(32,511)
Sub-total	15,887	(112,476)
Gain on other securities:
Gain on valuation of other securities	—	290
Gain on other financial instruments:
Gain on valuation of other financial instruments	1,597	1,236

Total	17,484	(110,950)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI and AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gain on redemption of securities	53	47
Gain on transactions of securities	1,994	223,961
Impairment loss on securities	—	(31,300)

Total	2,047	192,708

39.	IMPAIRMENT REVERSAL (LOSS) DUE TO CREDIT LOSS

Impairment reversal (loss) due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Impairment loss due to credit loss on financial assets measured at FVTOCI	(2,027)	—
Impairment loss due to credit loss on securities at amortized cost	(1,922)	—
Reversal (provision) for credit loss on loan and other financial assets at amortized cost	(415,084)	—
Impairment loss due to credit loss	—	(862,273)
Reversal of provision on guarantee	105,985	55,424
Reversal of provision on (provision for) unused loan commitment	(16,526)	21,716

Total	(329,574)	(785,133)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2018	2017
Salaries	Short-term employee benefits	Salaries	1,484,236	1,317,826
		Employee benefits	468,012	559,562
		Retirement benefit service costs	145,149	146,848
		Termination	225,106	299,562

		Sub-total	2,322,503	2,323,798

Depreciation and amortization			216,735	183,601

Other general and administrative expenses		Rent	321,198	313,080
		Taxes and public dues	115,454	111,248
		Service charges	222,530	198,828
		Computer and IT related	88,689	70,936
		Telephone and communication	70,618	65,015
		Operating promotion	43,540	43,850
		Advertising	72,450	68,942
		Printing	8,601	8,633
		Traveling	12,757	13,064
		Supplies	7,071	6,795
		Insurance premium	8,355	8,548
		Reimbursement	23,474	27,516
		Maintenance	17,384	16,081
		Water, light and heating	14,686	14,165
		Vehicle maintenance	10,264	9,902
		Others	47,724	46,799

		Sub-total	1,084,795	1,023,402

Total			3,624,033	3,530,801

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gain on transactions of foreign exchange	1,227,561	3,391,095
Gain on disposals of loans and receivables (*1)	—	205,490
Gain related to derivatives(Designated for hedging)	35,810	122
Gain on fair value hedged items	42,797	53,532
Others (*2)	82,417	86,159

Total	1,388,585	3,736,398

(*1)

Gain (loss) on disposal of loan and receivables occurred during the year ended December 31, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of K-IFRS 1109.

(*2)

Other income includes income amounting to 29,316 million Won and 29,336 million Won, for the years ended December 31, 2018 and 2017, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Losses on transactions of foreign exchange	991,423	2,886,535
KDIC deposit insurance premium	315,315	304,055
Contribution to miscellaneous funds	298,416	286,000
Losses on disposals of loans and receivables(*1)	—	9,221
Losses related to derivatives (Designated for hedging)	36,483	109,569
Losses on fair value hedged items	17,299	—
Others (*2)	124,240	172,331

Total	1,783,176	3,767,711

(*1)

Loss on disposal of loan and receivables occurred during the year ended December 31, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of K-IFRS 1109.

(*2)

Other expense includes such expenses amounting to 1,594 million Won and 5,237 million Won for the years ended December 31, 2018 and 2017, respectively, which are related to the Group’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, in includes 51,770 million Won and 48,292 million Won, respectively, of intangible asset amortization expense.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gains on valuation of investments in joint ventures and associates	25,791	83,506
Losses on valuation of investments in joint ventures and associates	(22,595)	(70,117)
Impairment losses of investments in joint ventures and associates	(177)	(114,903)

Total	3,019	(101,514)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Other non-operating incomes	129,709	84,361
Other non-operating expenses	(87,157)	(190,083)

Total	42,552	(105,722)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Rental fee income	6,835	6,973
Gains on disposal of investments in joint ventures and associates	50,511	39,932
Gains on disposal of premises and equipment, intangible assets and other assets	30,278	5,028
Reversal of impairment loss of premises and equipment, intangible assets and other assets	761	666
Others	41,324	31,762

Total	129,709	84,361

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Depreciation on investment properties	4,045	3,902
Interest expenses of refundable deposits	620	459
Losses on disposal of investment in joint ventures and associates	2,931	38,713
Losses on disposal of premises and equipment, intangible assets and other assets	1,160	9,994
Impairment losses of premises and equipment, intangible assets and other assets	87	390
Donation	51,983	98,132
Others	26,331	38,493

Total	87,157	190,083

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Current tax expense:
Current tax expense with respect to the current period	432,645	471,669
Adjustments recognized in the current period in relation to the tax expense of prior periods	5,923	(5,209)

Sub-total	438,568	466,460

Deferred tax expense (income):
Changes in deferred tax assets (liabilities) relating to the temporary differences	314,655	(47,042)

Income tax expense	753,223	419,418

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Net income before income tax expense	2,804,872	1,949,506
Tax calculated at statutory tax rate (*)	760,978	471,318
Adjustments:
Effect of income that is exempt from taxation	(49,418)	(55,983)
Effect of expenses that are not deductible in determining taxable income	18,639	22,254
Adjustments recognized in the current period in relation to the current tax of prior periods	5,923	(5,209)
Others	17,101	(12,962)

Sub-total	(7,755)	(51,900)

Income tax expense	753,223	419,418

Effective tax rate	26.9%	21.5%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended Deferred 31, 2018 and 2017, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
		K-IFRS 1109 adoption effect
	Beginning balance	Recognized as retained earnings	Recognized as other comprehensive income (loss)	Beginning balance after K-IFRS 1109 adoption	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)(*2)	Ending Balance(*3)
Gain (loss) on financial assets	479,065	(150,140)	149,796	478,721	—	(102,170)	(4,205)	372,346
Gain on valuation using the equity method of accounting	24,482	—	—	24,482	—	3,203	669	28,354
Gain (loss) on valuation of derivatives	(10,260)	(3,990)	—	(14,250)	—	(13,617)	360	(27,507)
Accrued income	(60,987)	—	—	(60,987)	621	4,520	—	(55,846)
Provision for loan losses	(47,697)	47,446	—	(251)	399	(52,493)	—	(52,345)
Loan and receivables written off	9,777	—	—	9,777	—	(3,105)	—	6,672
Loan origination costs and fees	(137,320)	36	—	(137,284)	—	(17,147)	—	(154,431)
Defined benefit liability	284,234	—	—	284,234	317	43,821	31,715	360,087
Deposits with employee retirement insurance trust	(287,333)	—	—	(287,333)	—	(31,092)	95	(318,330)
Provision for guarantee	30,602	1,370	—	31,972	—	(20,598)	—	11,374
Other provision	45,153	25,879	—	71,032	—	4,162	—	75,194
Others(*1)	(72,265)	4,917	—	(67,348)	44	(130,137)	(6,642)	(204,083)

Net deferred tax assets	257,451	(74,482)	149,796	332,765	1,381	(314,653)	21,992	41,485

(*1)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 18,154 million Won.
(*2)	Includes 1,429 million Won presented on non-controlling interests.
(*3)	Includes 9,778 million Won presented on assets held for distribution (sale) (Note 17).

	For the year ended December 31, 2017
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending balance
Gain (loss) on financial assets	407,128	72,945	(1,008)	479,065
Gain on valuation using the equity method of accounting	32,859	(6,473)	(1,904)	24,482
Gain (loss) on valuation of derivatives	(43,818)	33,806	(248)	(10,260)
Accrued income	(69,959)	8,972	—	(60,987)
Provision for loan losses	(46,811)	(886)	—	(47,697)
Loan and receivables written off	53,915	(44,138)	—	9,777
Loan origination costs and fees	(108,102)	(29,218)	—	(137,320)
Defined benefit liability	225,045	54,533	4,656	284,234
Deposits with employee retirement insurance trust	(226,321)	(61,012)	—	(287,333)
Provision for guarantee	41,138	(10,536)	—	30,602
Other provision	32,392	12,761	—	45,153
Others(*)	(87,479)	16,289	(1,075)	(72,265)

Net deferred tax assets	209,987	47,043	421	257,451

(*) Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 15,652 million Won.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Deductible temporary differences	272,911	126,818
Tax loss carry forward	149,035	96,135
Taxable temporary differences	(868,541)	(1,298,586)

Total	(446,595)	(1,075,633)

No deferred income tax asset has been recognized for the deductible temporary difference of KRW 227,144 million associated with investments in subsidiaries and associates as of December 31, 2018, because it is not probable that the temporary differences will be reversed in the foreseeable future. KRW 45,767 million associated with others, respectively, as of December 31, 2018, due to the uncertainty that these will be realized in the future.

No deferred income tax liability has been recognized for the taxable temporary difference of KRW 866,294 million associated with investment in subsidiaries and associates as of December 31, 2018, due to the following reasons:

- The Group is able to control the timing of the reversal of the temporary difference.

- It is probable that the temporary difference will not be reversed in the foreseeable future.

KRW 2,247 million associated with others are not recognized as deferred tax liabilities as it is not probable that the associated temporary differences will be reversed in the foreseeable future.

As of December 31, 2018, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 –2 years	2 –3 years	More than 3 years
Tax loss carry forward	—	—	—	149,035

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Net gain on valuation of financial assets at FVTOCI	31,422	—
Loss on valuation of AFS securities		(114,169)
Share of other comprehensive loss of and associates	(285)	(954)
Gain on foreign currency translation of foreign operations	8,183	15,855
Remeasurements of the net defined benefit liability	88,127	56,317
Gain (loss) on derivatives designated as cash flow hedge	1,140	(248)

Total	128,587	(43,199)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2018	December 31, 2017
Current tax assets	20,488	4,722
Current tax liabilities	156,559	232,600

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2018	2017
Net income attributable to Owners	2,033,182	1,512,148
Dividends to hybrid securities	(151,194)	(167,072)
Net income attributable to Common shareholders	1,881,988	1,345,076
Weighted-average number of common shares outstanding	673 million shares	673 million shares
Basic EPS (Unit: Korean Won)	2,796	1,999

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2018 and 2017.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Confirmed guarantees
Guarantee for loans	125,870	157,299
Acceptances	371,525	320,519
Guarantees in acceptances of imported goods	158,179	108,238
Other confirmed guarantees	6,452,791	6,288,965

Sub-total	7,108,365	6,875,021

Unconfirmed guarantees
Local letters of credit	305,057	383,117
Letters of credit	3,322,731	3,637,787
Other unconfirmed guarantees	669,677	505,689

Sub-total	4,297,465	4,526,593

Commercial paper purchase commitments and others	1,260,587	1,458,101

Total	12,666,417	12,859,715

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Loan commitments	97,796,704	80,760,325
Other commitments	5,041,314	4,546,090

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	December 31, 2018		December 31, 2017
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	77 cases	154 cases	83 cases	155 cases
Amount of litigation	494,645	246,826	413,267	244,767
Provisions for litigations		17,925		9,277

(*)	The number of lawsuits as of December 31, 2018 and 2017 does not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2018 and 2017, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2018 and 2017 are as follows:

(1)	Related parties

Related parties
Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 28 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2018	December 31, 2017
Associates	Kumho Tire Co., Inc.(*1)	Loans	—	170,917
		Loss allowance	—	(156,712)
		Deposits due to customers	—	666
		Other liabilities	—	50
	Woori Service Networks Co., Ltd.	Loans	69	45
		Deposits due to customers	1,967	1,311
		Other liabilities	333	357
	Korea Credit Bureau Co., Ltd.	Loans	7	6
		Deposits due to customers	6,494	5,586
		Other liabilities	19	54
	Korea Finance Security Co., Ltd.	Loans	57	56
		Loss allowance	(4)	—
		Deposits due to customers	5,040	2,854
		Other liabilities	10	7
	Chin Hung International Inc.	Loans	411	408
		Loss allowance	(204)	(22)
		Deposits due to customers	11,605	46,220
		Other liabilities	2,974	1,658
	Poonglim Industrial Co., Ltd.(*2)	Deposits due to customers	—	4
	STX Engine Co., Ltd.(*3)	Loans	—	106,176
		Loss allowance	—	(88,734)
		Deposits due to customers	—	18,092
		Other liabilities	—	29
	STX Corporation(*3)	Loans	—	47,711
		Loss allowance	—	(31,210)
		Deposits due to customers	—	77,555
		Other liabilities	—	80
	K BANK Co., Ltd.	Loans	190	212
	Well to Sea No.3 Private Equity Fund	Loans	1,857	73,810
		Loss allowance	(9)	(39)
		Deposits due to customers	356	61
		Other liabilities	64	27
	Others (*4)	Loans	4,783	499
		Loss allowance	(324)	(471)
		Other assets	9	1
		Deposits due to customers	8,049	2,906
		Other liabilities	165	73

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year December 31, 2018, and thus the entity was excluded from the list of associates.

(*2)

The Group lost significant influence over the entity due to the stock consolidation and the capital increase of the associate during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the years ended December 31, 2018 and thus was excluded from the list of associates.
(*4)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., etc., as of December 31, 2018 and 2017.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2018	2017
Corporation that has significant influence over the Group	KDIC(*1)	Interest expenses	—	15,331
Associates	Kumho Tire Co., Inc. (* 2)	Interest income	1,098	2,641
		Fees income	—	5
		Interest expenses	—	1
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(156,712)	155,997
	Woori Blackstone Korea Opportunity Private Equity Fund No.1 (*3)	Fees income	—	6,225
	Woori Service Networks Co., Ltd.	Other income	30	30
		Interest expenses	14	24
		Fees expenses	561	543
		Other expenses	580	507
	Korea Credit Bureau Co., Ltd.	Interest expenses	62	82
		Fees expenses	2,310	2,079
	Korea Finance Security Co., Ltd.	Interest expenses	12	12
		Impairment losses due to credit loss	4	—
		Other expenses	146	—
	Chin Hung International Inc.	Interest income	—	364
		Fees income	—	1
		Interest expenses	43	27
		Impairment losses due to credit loss (reversal of allowance for credit loss)	182	(4,265)
	STX Engine Co., Ltd. (*4)	Interest income	333	1,417
		Fees income	—	28
		Interest expenses	86	147
		Reversal of allowance for credit loss	(88,734)	(797)
	Samho International Co., Ltd.(*5)	Interest income	—	486
		Fees income	—	5
		Interest expenses	—	334
		Reversal of allowance for credit loss	—	(717)
	STX Corporation(*4)	Interest income	—	219
		Fees income	—	30
		Interest expenses	2	4
		Reversal of allowance for credit loss	(31,210)	(61,432)
	Woori Columbus 1st Private Equity Fund(*3)	Fees income	—	272

			For the years ended December 31
Related party		A title of account	2018	2017
Associates	K BANK Co., Ltd.	Fees income	1,134	—
		Other income	19	1,051
	Well to Sea No.3 Private Equity Fund (*6)	Interest income	2,179	982
		Interest expenses	9	4
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(30)	39
	Others (*7)	Interest income	233	—
		Fees income	23	—
		Other income	14	—
		Interest expenses	40	13
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(147)	218

(*1)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been excluded from the ‘corporation that have significant influence over the Group’ category.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*3)	The entity is excluded from the list of associates due to its liquidation for the year ended December 31, 2017.
(*4)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the years ended December 31, 2018 and thus was excluded from the list of associates.
(*5)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2017 and thus was excluded from the list of associates.
(*6)	Due to capital contribution for the year ended December 31, 2017, the entity has been included in the list of associates.
(*7)	Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., etc., for the years ended December 31, 2018 and 2017.

(4)	Major loan transactions with related parties for the years ended December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Kumho Tire Co., Inc.(*2)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund (*3)	73,810	16,857	88,810	—	1,857
	STX Engine Co., Ltd. (*4)	39,886	—	2,177	(37,709)	—

		For the year ended December 31, 2017
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Kumho Tire Co., Inc.(*2)	50,413	7,057	—	—	57,470
	Well to Sea No. 3 Private Equity Fund (*3)	—	83,810	10,000	—	73,810
	STX Engine Co., Ltd. (*4)	44,797	2,177	7,088	—	39,886

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*3)	Due to capital contribution, the entity was included in the list of associates during the year ended December 31, 2017.
(*4)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2018 and 2017.
(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017	Warranty
Kumho Tire Co., Inc.(*1)	—	4,181	Import credit in foreign currencies and others
	—	636	Unused loan commitment
Korea Finance Security Co., Ltd.	203	204	Unused loan commitment
Korea Credit Bureau Co., Ltd.	28	29	Unused loan commitment
Woori Service Networks Co., Ltd.	131	155	Unused loan commitment
Chin Hung International Inc.	32,058	31,891	Unused loan commitment
STX Engine Co., Ltd.(*2)	—	68,858	Import credit in foreign currencies and others
STX corporation (*2)	—	17,557	Import credit in foreign currencies and others
	—	53	Unused loan commitment
K BANK Co., Ltd.	15	—	Unused loan commitment
Well to Sea No.3 Private Equity Fund	208,143	236,190	Unused loan commitment

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*2)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

For the guarantee provided to the related parties, the amount the Group recognized as provisions for guarantees is nil and 71,459 million Won, as of December 31, 2018 and December 31, 2017, respectively.

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Short-term employee salaries	12,326	12,024
Retirement benefit service costs	489	472

Total	12,815	12,496

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,816 million Won and 6,096 million Won, respectively, as of December 31, 2018, and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
			For the years ended December 31
	December 31, 2018	December 31, 2017	2018	2017
Trust accounts	53,560,071	43,895,511	1,049,105	1,029,501

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Receivables:
Trust fees receivables	28,703	25,286

Payables:
Deposits due to customers	574,330	585,832
Borrowings from trust accounts	3,020,371	2,711,529

Total	3,594,701	3,297,361

(3) Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):
	For the years ended December 31
	2018	2017
Revenue:
Trust fees	177,913	141,999
Termination fees	5,885	1,565

Total	183,798	143,564

Expense:
Interest expenses on deposits due to customers	7,813	17,768
Interest expenses on borrowings from trust accounts	38,873	31,956

Total	46,686	49,724

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts are as follows;

1)	The carrying value of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Principal guaranteed trusts
Old-age pension trusts	3,564	4,058
Personal pension trusts	521,200	530,556
Pension trusts	819,102	791,920
Retirement trusts	42,187	50,035
New personal pension trusts	8,104	8,563
New old-age pension trusts	2,134	2,467

Sub-total	1,396,291	1,387,599

Principal and interest guaranteed trusts
Development trusts	19	19
Unspecified money trusts	835	801

Sub-total	854	820

Total	1,397,145	1,388,419

2)	The amounts that the Bank must pay by the operating results of the principal guaranteed trusts or the principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Liabilities for the account (subsidy for trust account adjustment)	33	32

47.	BUSINESS COMBINATION

The business combination occurred during the current period is as follows:

(1)	Acquisition of WB Finance Co., Ltd.

To expand Cambodia’s retail business, the Group had acquired 100% ownership of Vision Fund Cambodia in June 2018 and the Group changed its name to WB Finance Co., Ltd.

The goodwill amounting to 46,752 million Won arising from the acquisition is based on the economic effect of combining the operation of the Group and its subsidiaries, and also from the customer base acquired.

(2)	Woori Bank Europe

The Group acquired approval from the Deutsche Bundesbank(Central bank of Germany) for the establishment of Woori Bank Europe(Capital amounting to 50 million Euros) on October 9, 2018. Woori Bank Europe started its operation on November 1, 2018.

(3)	Details of the accounting for the business combination are as follows (Unit: Korean Won in millions):

	WB Finance Co., Ltd	Woori Bank Europe	Total
Consideration transferred:
Cash and cash equivalents	87,562	64,062	151,624
Identifiable assets and liabilities recognized:
Cash and cash equivalents	16,657	—	16,657
Financial assets at FVTOCI	17	—	17
Loans and other financial assets at amortized cost(*)	205,451	64,062	269,513
Premises and equipment	1,630	—	1,630
Intangible assets	763	—	763
Current tax assets	173	—	173
Deferred tax assets	1,381	—	1,381
Other assets	1,510	—	1,510

Assets sub- total	227,582	64,062	291,644

Deposits due to customers	54,615	—	54,615
Borrowings	120,644	—	120,644
Other financial liabilities	6,149	—	6,149
Current tax liabilities	640	—	640
Other liabilities	4,724	—	4,724

Liabilities sub-total	186,772	—	186,772

Identifiable net fair value	40,810	64,062	104,872
Goodwill	46,752	—	46,752

(*)

The book value of loans and other financial assets at amortized cost is used as proxy for fair value since the difference between fair value and book value is not material. The total contractual amount of WB Finance is 208,623 million Won and the contractual cash flow that is not expected to be recovered is 3,182 million Won.

(4)	Operating income and Net income of the Group

Assuming that the acquisition date is the date of the beginning of reporting period, the amounts to be added to the operating income and net income in the Group’s statement of comprehensive income for the year ended December 31, 2018 are as follows: (Unit: Korean Won in millions):

WB Finance
Operating income	44,545
Net income	4,511

48.	EVENT AFTER THE REPORTING PERIOD

After the end of the reporting period, the financial holding company was established on January 11, 2019. In accordance with the established of financial holding company, six companies, Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd. became fully owned subsidiaries of the said financial holding company.

After the financial holding company is established, the shares of the Bank was delisted from the Korea Stock Exchange and New York Stock Exchange on January 11, 2019, and the shares of the newly established financial holding company was listed on February 13, 2019, both Korea Stock Exchange and New York Stock Exchange.